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As filed with the Securities and Exchange Commission on March 31, 2004

Registration No. 333-111857

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

AMENDMENT NO. 4
TO
FORM S-2
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

TIME AMERICA, INC.
(Exact name of registrant as specified in its charter)

Nevada (State or other jurisdiction of incorporation or organization)	13-3465289 (I. R. S. Employer Identification No.)

51 West Third Street, Suite 310, Tempe, Arizona 85281
(480) 296-0400
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Copies to:
Thomas S. Bednarik Time America, Inc. 51 West Third Street, Suite 310 Tempe, Arizona 85281 (480) 296-0400	Gregory R. Hall, Esq. Squire, Sanders & Dempsey L.L.P. Two Renaissance Square 40 North Central Avenue, Suite 2700 Phoenix, Arizona 85004-4498 (602) 528-4000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

        APPROXIMATE DATE OF PROPOSED SALE TO PUBLIC: As soon as practicable after the effective date of this Registration Statement.

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☒

        If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box.  ☒

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

        If the delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

        THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

SUBJECT TO COMPLETION, DATED MARCH 31, 2004

Prospectus

TIME AMERICA, INC.

Common Stock

Common Stock Purchase Warrants

        We are offering and selling to the public up to a maximum of 6,666,666 shares of our common stock at a per share price of $0.75. This offering is a direct public offering by us and will not involve the engagement of underwriters. Purchasers of shares of our common stock in this offering will receive a warrant to purchase one share of common stock for each two shares of common stock purchased. These warrants will have a per share exercise price of $1.50 and a term of three years.

        This prospectus also relates to the resale of up to 6,165,737 shares of common stock by the selling shareholders identified in this prospectus and the issuance and resale of up to 3,333,333 shares underlying the warrants issued in this offering. We will not receive any of the proceeds from the shares of common stock sold by the selling shareholders. We will receive the proceeds from the exercise of any of the warrants issued in this offering.

        Our common stock is traded on the NASDAQ Over-the-Counter Bulletin Board under the symbol TMAM.OB. On March 30, 2004, the closing sale price of our common stock was $1.10 per share.

        The Oberon Group, LLC has agreed to serve as a consultant and advisor to the Company with respect to the offering. We will pay Oberon a fee based on the level of investment in this offering. The fees paid in this offering will not exceed 7.5% of the total gross proceeds received by us in this offering.

        There is no minimum number of shares that must be sold by us in order for this offering to proceed. However, we are requiring that if you are purchasing shares from us in this offering, you must purchase a minimum of 33,333 shares of common stock. If we were to only sell 33,333 shares of common stock, the gross proceeds of approximately $25,000 would not cover our offering expenses. To purchase shares of common stock from us, you must first sign the enclosed subscription agreement and make the representations and warranties included in that agreement. The funds we receive pursuant to this offering will be available for our immediate use. We will terminate the offering on May 31, 2004.

        In order for you to distinguish whether you are purchasing shares from us or in connection with sales by the selling shareholders, please note the following: If you are not purchasing shares of common stock from us in this offering, you will not be required to purchase the minimum number of shares referenced above, you will not receive any warrants from us in connection with your purchase of shares of common stock, and you will not be required to sign the attached subscription agreement or make any of the representations and warranties contained therein. Lastly, although we are selling shares of common stock at $0.75 per share, the price you pay for shares of common stock sold by the selling shareholders named in this prospectus will be determined at the time of such sale, as set forth under the heading "Plan of Distribution—Sale of Shares by the Selling Shareholders."

        Investing in our common stock involves a high degree of risk. See Risk Factors on page 4.

        NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is March    , 2004.

i

WHERE YOU CAN FIND MORE INFORMATION

        We file reports and other information with the U.S. Securities and Exchange Commission. You may read and copy any document that we file at the SEC's public reference facilities at 450 Fifth Street N.W., Room 1024, Washington, D.C. 20549. Please call the SEC at 1-800-732-0330 for more information about its public reference facilities. Our SEC filings are also available to you free of charge at the SEC's web site at http://www.sec.gov.

        Copies of publicly available documents that we have filed with the SEC can also be inspected and copied at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

        This prospectus is a part of the registration statement that we filed on Form S-2 with the SEC. The registration statement contains more information about us and our common stock than this prospectus, including exhibits and schedules. You should refer to the registration statement for additional information about us and the common stock being offered in this prospectus. Statements that we make in this prospectus relating to any documents filed as an exhibit to the registration statement or any document incorporated by reference into the registration statement may not be complete and you should review the referenced document itself for a complete understanding of its terms.

INCORPORATION OF DOCUMENTS BY REFERENCE

        The SEC allows us to incorporate by reference the information we file with them. This means that we can disclose information to you by referring you to those documents. The documents that have been incorporated by reference are an important part of the prospectus, and you should review that information in order to understand the nature of any investment by you in the common stock. Information contained in this prospectus automatically updates and supersedes previously filed information. We are incorporating by reference the documents listed below and all of our filings under the Securities Exchange Act of 1934, as amended, after the date of filing the initial registration statement and prior to the effectiveness of the registration statement.

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  our annual report on Form 10-KSB for the fiscal year ended June 30, 2003; and

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  our quarterly reports on Form 10-QSB for the quarterly periods ended September 30, 2003 and December 31, 2003.

        If you would like a copy of any of these documents, at no cost, please write or call us at:

Time America, Inc.
51 West Third Street, Suite 310
Tempe, Arizona 85281
Telephone: (480) 296-0400

        You should only rely upon the information included in or incorporated by reference into this prospectus or in any prospectus supplement that is delivered to you. We have not authorized anyone to provide you with additional or different information. You should not assume that the information included in or incorporated by reference into this prospectus or any prospectus supplement is accurate as of any date later than the date on the front of the prospectus or prospectus supplement.

        We have not authorized any person to provide you with information different from that contained or incorporated by reference in this prospectus. The selling shareholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock.

SUMMARY

        This summary highlights information contained in other parts of this prospectus. Because this is a summary, it may not contain all of the information you should consider before investing in our common stock. You should carefully read this entire prospectus, including the factors described under Risk Factors at page 4 of this prospectus. Throughout this prospectus, we refer to Time America, Inc. as Time America, we, our, ours, and us.

TIME AMERICA, INC.

Overview of Our Business

        Time America, Inc. was organized in 1988 as a Nevada corporation under the name Richard Barrie Fragrances, Inc. Since our formation we have undergone a number of changes to our corporate name and to the nature of the business we conduct. We entered the time and attendance industry in 1999 when we acquired the outstanding capital stock of Vitrix Incorporated, a privately held Arizona corporation formed in 1996, which became our only operating subsidiary. In 2001, we acquired Time America, Inc. through the merger of that entity into our subsidiary Vitrix Incorporated. In 2003, we changed our name from Vitrix, Inc. to Time America, Inc. to capitalize on the 13-year history and name recognition of Time America in the time and attendance industry.

        We develop, manufacture and market a line of time and labor management software and hardware products which are designed to improve productivity by automating time and attendance, workforce scheduling and management of labor resources. Our product solutions are designed for use by a broad range of businesses, from small single location companies with only a few employees to enterprise level companies with multiple sites and thousands of employees.

        Our products are internally developed, proprietary software applications that maintain and automate the process of collecting timesheet information, provide interfaces to popular payroll software solutions and enable users to generate a variety of reports that aid in the tracking and analyzing of how employees utilize their work time. Our product solutions use a variety of technologies, including products that are delivered through a 100% Web-based application service provider model, as well as client/server and PC-based applications. Our current products include:

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  NETtime—is a 100% Web-based service deliverable to users through both a licensed and application service provider model.

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  HourTrack—is a powerful workforce management solution that combines client/server software with a wide range of data collection devices designed to automate the process of tracking, managing, auditing, and reporting employee time and attendance.

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  GENESIS SQL—is an enterprise level software that helps clients optimize productivity and more effectively manage their bottom line by automating not only time and attendance, but job costing, benefit administration, employee review processing, access control, bell ringing and data collection needs.

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  TA50 PRO—is a simple to use yet powerful time and attendance solution designed for companies with fewer than 200 employees. It enables users to automate their timekeeping and attendance tracking with built-in setup wizards and simplified daily operations.

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  TA50XL—is also a simple to use time and attendance solution that includes the software features of TA50 PRO and an XL data terminal and accessories in a cost-effective package.

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  TA100 PRO—is a time and attendance solution designed for companies with fewer than 500 employees. This product allows users to automatically calculate employee time and wages using the client's specific payroll policies.

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  GENESIS PRO—is an enterprise level PC-based software application that has the same feature set as GENESIS SQL.

        We market our products to companies in the U.S. and abroad through our direct sales and support organization and through Business Alliance and Reseller Program. Our direct sales and reseller sales efforts accounted for approximately 38% and 62%, respectively, of our total revenues for the fiscal year ended June 30, 2003, and 37% and 67%, respectively, for the quarterly period ended September 30, 2003, which is the first quarter of our 2004 fiscal year.

Market Opportunity

        We believe the market for time and labor management software and hardware products is large and growing. There are currently no definitive figures on the market size of the time and attendance market.

Growth Strategy

        We have a long history of providing high quality time and labor management products to our targeted markets. Our goal is to maintain and strengthen our market position. We intend to pursue the following growth strategies to attain this goal:

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  Expand Direct Sales Organization. We have recently added regional direct sales personnel in key geographic regions to bolster our direct sales efforts. We feel having a local presence is key to increasing our direct sales output.

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  Leveraged Distribution. We plan to continue to sign strategic partners to enable us to do rapid and wide-scale private label distribution of our products.

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  Introduction of New Technologies. The Company will continue to introduce and expand into new technologies that will differentiate us from our competitors.

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  Expand through Mergers and Acquisitions. The Company plans to enter into mergers and acquisitions with target companies that provide complimentary products, markets or distributions channels to the Company.

Recent Developments

        On March 22, 2004, we completed the private placement of a three-year convertible term note in the aggregate principal amount of $2 million and warrants to purchase 280,000 shares of our common stock to a Qualified Institutional Buyer within the meaning of Rule 144A under the Securities Act. The term note is payable in monthly installments of principal and interest in cash or by issuance of our common stock, at the option of the holder, subject to certain limitations. The term note was issued in reliance on Rule 144A and Section 4(2) of the Securities Act.

        On March 22, 2004, we entered into a 5-year 15% promissory note in the aggregate principal amount of $416,857 with Frances L. Simek. As consideration for the financing, we issued 25,000 shares of restricted common stock to Ms. Simek. The note and shares were issued without registration under the Securities Act in reliance on an exemption under Section 4(2) thereof.

        Our principal executive offices are located at 51 West Third Street, Suite 310, Tempe, Arizona 85281. Our telephone number is (480) 296-0442. We wholly own our only subsidiary, Time America, Inc., an Arizona corporation.

RISK FACTORS

        An investment in our common stock involves a significant degree of risk and you should not invest in our common stock unless you can afford to lose some or even all of your investment. You should consider these risk factors together with all the other information included in this prospectus before you decide to purchase shares of our common stock.

WE HAVE A HISTORY OF OPERATING LOSSES AND MAY NEVER GENERATE SUSTAINED OPERATING INCOME FROM THE SALE OF OUR TIME AND ATTENDANCE PRODUCTS.

        As of June 30, 2003 and December 31, 2003, we had an accumulated deficit of $6,823,443 and $7,267,708, respectively. In addition, we have reported net income in only one fiscal quarter over the past five fiscal years ended June 30, 2003. No assurance can be made that we will ever be able to generate sustained operating income from the sale of our time and attendance products.

        We believe that our future profitability and success will depend in large part on our ability to generate revenue from the sale of our products. Our profitability and success will depend on:

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  our ability to generate sufficient sales volume.

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  our ability to maintain existing reseller relationships and our ability to enter into new relationships.

WE WILL REQUIRE ADDITIONAL FUNDS IN ORDER TO GROW OUR BUSINESS, WHICH MAY NOT BE AVAILABLE TO US WHEN WE NEED THEM OR, IF AVAILABLE, ON TERMS THAT ARE ACCEPTABLE TO US.

        The growth of our business could require us to expend funds in excess of the cash generated by our operations. We may need to raise additional funds in the future in order to fund more rapid expansion; to develop new and enhanced products; to increase customer support or technical staff; to respond to competitive pressures; and to acquire complimentary businesses, technologies, or services. We cannot predict the timing and amount of any such capital requirements at this time. If we raise additional funds through the issuance of equity or convertible securities, existing shareholders may experience additional dilution and such securities may have rights, preferences, or privileges senior to those of the rights of our common shareholders. There can be no assurance that we will be able to obtain additional financing on acceptable terms, or at all. If adequate funds are not available on acceptable terms, we may not be able to fund expansion, promote our products, take advantage of acquisition opportunities, develop or enhance products and services, or respond to competitive pressures.

        We may wish to acquire complementary businesses, products, services, or technologies in the future. We may not be able to identify suitable acquisition candidates or make acquisitions on commercially acceptable terms. We may have difficulty integrating an acquired company's personnel, operations, products, services, or technologies into our operations. These difficulties could disrupt our ongoing business, distract our management and employees, increase our expenses, and adversely affect our business.

ANY INCREASE IN COMPETITION IN OUR INDUSTRY COULD MATERIALLY ADVERSELY AFFECT OUR BUSINESS.

        The market for software solutions is constantly evolving and extremely competitive. We expect competition to intensify in the future. We compete with major domestic companies. Many of these competitors have greater market recognition and substantially greater financial, technical, marketing, distribution, and other resources than we have, and we may be unable to compete effectively against them. Emerging companies also may increase their participation in the market for software applications such as that offered by the Company.

OUR BUSINESS MAY BE MATERIALLY ADVERSELY IMPACTED BY OUR ABILITY TO CONTINUALLY IMPROVE OUR PRODUCTS AND DEVELOP NEW PRODUCTS THAT WILL HELP US MAINTAIN OUR COMPETITIVENESS IN THE TIME AND ATTENDANCE INDUSTRY.

        Our success depends in part upon our ability to enhance our existing products and services and to develop new products and services on a timely and cost-effective basis. We cannot provide assurance that we will be able to successfully identify new opportunities and develop and bring to market new products and services in a timely and cost-effective manner. In addition, we cannot provide assurance that our products and services will not become obsolete, noncompetitive, or that they will sustain market acceptance.

        We may not be able to adapt to rapidly changing technologies or we may incur significant costs in doing so. The software industry is characterized by rapidly changing technologies, evolving industry standards, frequent new product and service introductions, and changing customer demands. New turn-key business solution products and services based on new technologies or new industry standards could render our existing products and services obsolete and unmarketable. To be successful, we must adapt to our rapidly evolving market by continually enhancing our products and services and introducing new products and services to address our users' changing and increasingly sophisticated requirements. We may use new technologies ineffectively or we may fail to adapt our products and infrastructure to meet customer requirements, competitive pressures, or emerging industry standards. We could incur substantial costs if we need to modify our services or infrastructure. Our business could be materially and adversely affected if we incur significant costs to adapt, or cannot adapt, to these changes.

OUR BUSINESS WILL BE MATERIALLY ADVERSELY IMPACTED BY AN INABILITY TO MAINTAIN AND CONTINUALLY DEVELOP RELATIONSHIPS WITH AFFILIATES, RESELLERS AND LICENSEES.

        Our success depends on forming relationships with affiliates, resellers and licensees. The success of our business model depends upon a constant revenue stream generated by a high number of end-users. Our business model contemplates attracting end-users by forming relationships with affiliates, resellers, and licensees that market our products and services. We believe that it will be less costly and more efficient for us to attract end-users through indirect distribution channels than to attempt to attract the end-users directly. Consequently, we must establish and maintain relationships with resellers and licensees. We may not be able to attract additional affiliates, resellers, or licensees on acceptable terms, or at all. Our business, financial condition and results of operations will be materially and adversely affected if we fail to establish and maintain relationships with affiliates, resellers, and licensees on a cost-effective basis.

THE CURRENT CAPITALIZATION COULD DELAY, DEFER, OR PREVENT A CHANGE OF CONTROL.

        We are authorized to issue up to 50,000,000 shares of common stock and up to 10,000,000 shares of preferred stock, in one or more series, and to determine the price, rights, preferences and privileges of the shares of each such series without any further vote or action by the shareholders. The issuance of preferred stock could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company, thereby delaying, deferring, or preventing a change of control of the Company.

THE LIMITED TRADING VOLUME OF OUR COMMON STOCK, HISTORICAL PRICE VOLATILITY, NUMBER OF SHARES REGISTERED FOR RESALE, AND THE PRICE AT WHICH WE ARE SELLING SHARES OF COMMON STOCK PURSUANT TO THIS PROSPECTUS, MAY CAUSE DOWNWARD PRESSURE ON THE PRICE OF OUR COMMON STOCK AND NEGATIVELY IMPACT AN INVESTOR'S ABILITY TO SELL SHARES OF OUR COMMON STOCK IN THE FUTURE.

        We are offering 6,666,666 shares of our common stock at a per share price of $0.75, which represents an approximately 35% discount from the $1.15 closing price of our common stock on March 17, 2004. This level of discount from the current market price, together with any of the following factors, may cause downward pressure on the price of our common stock and negatively impact your ability to sell your shares of common stock when you desire to do so:

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  The number of shares we are offering for sale represents approximately 33% of our issued and outstanding capital stock, assuming the issuance of all 6,666,666 shares of common stock.

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  We are registering for resale an aggregate of 6,165,737 shares of common stock to be sold by the selling security holders named in this prospectus and 3,333,333 shares underlying the warrants we are issuing in this offering. The ability to freely trade these shares may create downward pressure on the price of our common stock.

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  The trading price of our common stock has been volatile over the past 10 fiscal quarters and may continue to be volatile in the future. During the two fiscal years ended June 30, 2003, our stock price has ranged from a high of $0.51 per share and a low of $0.10 per share. During the first two quarters of fiscal 2004, our stock price has ranged from a high of $1.50 per share and a low of $0.50 per share.

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  The average daily trading volume of our common stock over the immediately preceding 3-month period is approximately 5,636 shares. Any material increase in trading volume resulting from the sale of the shares that are the subject of this prospectus or otherwise could cause downward pressure on the trading price of our common stock.

        The inability to sell your shares in a rapidly declining market may substantially increase your risk of loss due to potential illiquidity and the possibility that our common stock may suffer greater declines.

THE FORWARD-LOOKING STATEMENTS

        Some of the information in this prospectus, including the summary, contains "forward-looking statements" concerning Time America, Inc. and its operations, performance, financial condition and likelihood of success.

        You can identify these statements by use of terms such as "expect," "believe," "goal," "plan," "intend," "estimate," "may," and "will" or similar words. These forward-looking statements involve known and unknown risks, uncertainties and other factors, including those described in the "Risk Factors" section and other parts of this prospectus that could cause our actual results to differ materially from those anticipated in these forward-looking statements.

        These forward looking statements include statements regarding the belief or current expectation of management and are based on management's current understanding of the markets and industries in which we operate. That understanding could change or could prove to be inconsistent with actual developments. Our actual results could differ materially from the results discussed in this prospectus, including those anticipated in or implied by any forward-looking statements. Factors that could cause or contribute to such differences include those previously described, as well as those discussed elsewhere in this prospectus.

USE OF PROCEEDS

        The table below sets forth our estimate of the use of proceeds on the sale of common stock by the Company at the midpoint (3,333,333 common shares) of the offering and at the maximum offering amount (6,666,666 common shares) and no exercise of the warrants. We will not receive any of the proceeds from the sale of shares by the selling shareholders.

	3,333,333 Shares Sold	6,666,666 Shares Sold
Fees and expenses	$187,500	$375,000
Increased working capital, including possible investment in related businesses or products	2,312,500	4,625,000

Total uses of funds	$2,500,000	$5,000,000

        The estimated amounts and uses set forth above indicate our intentions for the use of the net proceeds from the offering. The amounts and timing of our actual expenditures will depend on numerous factors, including the status of available businesses or products, amount of cash generated or used by our operations and competition. We may find it necessary or advisable to use the net proceeds for other purposes, and we will have broad discretion in the application of the balance of the net proceeds. Pending the uses described above, we intend to invest the net proceeds in certificates of deposit, short-term obligations of the United States government, or other money-market instruments that are rated investment grade or its equivalent.

DILUTION

        If you invest in common stock sold by the Company your interest will be diluted to the extent of the difference between the offering price per share of our common stock and the net tangible book value per share of our common stock after this offering.

        At December 31, 2003, the net tangible book value of our common stock was approximately $643,000, or approximately $0.05 per share of our common stock. After giving effect to the sale of 6,666,666 shares of our common stock in this offering at $0.75 per share, and after deducting estimated fees and expenses, the pro forma as adjusted net tangible book value at December 31, 2003 would have been approximately $5,268,000, or approximately $0.26 per share of our common stock. This represents a net increase in pro forma as adjusted net tangible book value of $0.21 per share, and an immediate dilution in pro forma as adjusted net tangible book value of $0.49 per share to new stockholders. The following table illustrates this per share dilution to new stockholders:

Public offering price per share		$0.75
Net tangible book value per share as of December 31, 2003	$0.05
Increase per share attributable to this offering	$0.21

Net tangible book value per share after this offering		$0.26

Dilution per share to new investors		$0.49

DETERMINATION OF OFFERING PRICE

        In determining the price at which we are selling shares of our common stock in this offering, we considered the following factors:

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  The aggregate number of shares we may offer in this offering represents 33% of our outstanding common stock, after giving effect to the issuance of all 6,666,666.

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  Shares of our common stock are thinly traded on the OTC Bulletin Board, with only approximately 5,636 shares trading daily during the immediately preceding 3-month period.

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  Historically, the trading price of our common stock has been volatile, trading at prices as low as $0.10 per share and as high as $1.50 per share over the past 10 fiscal quarters.

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  We believe that the aggregate number of shares that we may issue in this offering, together with the shares underlying the warrants and the other shares registered for resale in this prospectus, may negatively impact the price of our common stock.

        In light of the foregoing factors, we determined that the sale price of our common stock should be discounted from the current market price in order to attract investors to purchase our shares.

DESCRIPTION OF SECURITIES

Common Stock

        In this prospectus we are registering an aggregate of 6,666,666 shares of common stock ($5,000,000) to be sold by us, warrants to purchase an aggregate of 3,333,333 shares of our common stock that we are issuing to purchasers of our common stock in this offering and the issuance and resale of the shares of common stock issuable upon exercise of such warrants, and an aggregate of 6,165,737 shares of common stock to be resold by the selling shareholders listed in this prospectus.

        The Company's Certificate of Incorporation authorizes the issuance of 50,000,000 shares of common stock, $.005 par value per share, and 10,000,000 shares of preferred stock, par value $.01 per share.

        The holders of common stock are entitled to receive dividends when and as declared by the Board of Directors of the Company out of funds legally available therefor, provided that if any shares of Common Stock are at the time outstanding, the payment of dividends on Common Stock and other distributions (including purchases of Common Stock) may be subject to the declaration and payment of full cumulative dividends, and the absence of arrearages in any mandatory sinking funds, on outstanding shares of Common Stock.

        The holders of Common Stock are entitled to one vote for each share on all matters voted on by stockholders, including election of directors. The holders of Common Stock do not have any conversion, redemption or preemptive rights. In the event of the dissolution, liquidation or winding up of the Company, holders of Common Stock are entitled to share ratably in any assets remaining after the satisfaction in full of the prior rights of creditors, including holders of the Company's indebtedness, and the aggregate liquidation preference of any preferred stock then outstanding.

        All outstanding shares of Common Stock are, and the shares offered hereby, upon issuance, will be, fully paid and non-assessable.

        Certain provisions of the Company's Certificate of Incorporation and Bylaws may be considered as having an anti-takeover effect. Such provisions empower the Board of Directors to fix the rights and preferences of and to issue shares of preferred stock. In addition, certain provisions of law may have the effect of protecting the Company against undesired takeover attempts. Specifically, under Nevada law, in certain instances, significant holders (as specified) of the Company's voting stock may not, without approval of a specified vote of the other stockholders, or approval of the Company's Board of Directors (or the independent members thereof) prior to becoming a significant holder, acquire additional interests in the Company's assets or capital stock.

        The transfer agent for the Common Stock is American Stock Transfer & Trust Company, 40 Wall Street, New York, New York 10005.

Warrants

        In this prospectus we are registering the issuance of the warrants that we are issuing to purchasers of our common stock in this offering. Each person who acquires shares of our common stock will receive a warrant to purchase one share of common stock for each two shares of common stock purchased in this offering. The warrant you receive will be substantially in the form of Exhibit B to this prospectus. The warrants will have a per share exercise price of $1.50 and a term of three years. The number of shares purchasable upon exercise of the warrants will be subject to adjustment based on the occurrence of material corporate events, such as a stock split, dividend or reorganization of the Company.

PLAN OF DISTRIBUTION—SALE OF SHARES BY THE COMPANY

General

        We are offering and selling to the public up to a maximum of 6,666,666 shares of our common stock at a per share price of $0.75. This offering is a direct public offering by us and will not involve the engagement of underwriters. Purchasers of shares of our common stock in this offering will receive a warrant to purchase one share of common stock for each two shares of common stock purchased. These warrants will have a per share exercise price of $1.50 and a term of three years.

        The Oberon Group, LLC has agreed to serve as a consultant and advisor to the Company with respect to the offering. We will pay Oberon a fee based on the level of investment in this offering. The fees paid in this offering will not exceed 7.5% of the total gross proceeds received by us in this offering.

        There is no minimum number of shares that must be sold by us in order for this offering to proceed. However, we are requiring that if you are purchasing shares from us in this offering, you must purchase a minimum of 33,333 shares of common stock. If we were to only sell 33,333 shares of common stock, the gross proceeds of approximately $25,000 would not cover our offering expenses. To purchase shares of common stock from us, you must first sign the enclosed subscription agreement and make the representations and warranties included in that agreement. The funds we receive pursuant to this offering will be available for our immediate use. We will terminate the offering on May 31, 2004.

        In order for you to distinguish whether you are purchasing shares from us or in connection with sales by the selling shareholders, please note the following: If you are not purchasing shares of common stock from us in this offering, you will not be required to purchase the minimum number of shares referenced above, you will not receive any warrants from us in connection with your purchase of shares of common stock, and you will not be required to sign the attached subscription agreement or make any of the representations and warranties contained therein. Lastly, although we are selling shares of common stock at $0.75 per share, the price you pay for shares of common stock sold by the selling shareholders named in this prospectus will be determined at the time of such sale, as set forth under the heading "Plan of Distribution—Sale of Shares by the Selling Shareholders."

        We will be reviewing subscription applications as they are received. We will indicate our acceptance of your subscription agreement by countersigning it and indicating the number of shares we will issue.

        If you want to purchase shares, you should complete the subscription agreement, which you can find at Exhibit A to this prospectus and which will be provided by the person that offered you the shares. You should return the subscription agreement and full payment for the shares being purchased to that person or us at the address set forth in the subscription agreement, and make your payment to "Time America, Inc." You may obtain additional copies of the subscription agreement from The Oberon Group, LLC, whose address is 79 Madison Avenue, 6th Floor, New York, New York 10016, telephone number (212) 447-7200.

        By submitting the signed Subscription Agreement with payment for the purchase of shares, you represent and warrant that you meet the relevant standards specified in the Subscription Agreement and are eligible to purchase the shares.

PLAN OF DISTRIBUTION—SALE OF SHARES BY THE SELLING SHAREHOLDERS

        Any or all of the shares of common stock to be sold by the selling shareholders may be sold from time to time by the selling shareholders, or by pledgees, donees, transferees or other successors in interest. Such sales may be made on one or more exchanges or in the over-the-counter market or otherwise, at prices and at terms then prevailing or at prices related to the then current market price, or in negotiated transactions. There is no assurance that the selling shareholders will sell any or all of the shares of common stock in this offering. The common stock may be sold in one or more of the following types of transactions:

          (a)   a block trade in which a selling shareholder will engage a broker-dealer who will then attempt to sell the common stock, or position and resell a portion of the block as principal to facilitate the transaction;

          (b)   purchases by a broker-dealer as principal and resale by such broker-dealer for its account pursuant to this prospectus;

          (c)   an exchange distribution in accordance with the rules of such exchange;

          (d)   ordinary brokerage transactions and transactions in which the broker solicits purchasers; and

          (e)   any combination of the foregoing, or by any other legally available means. In effecting sales, broker-dealers engaged by the selling shareholders may arrange for other broker-dealers to participate in the resales.

        In connection with distributions of the common stock, the selling shareholders may enter into hedging transactions with broker-dealers. In connection with such transactions, broker-dealers may engage in short sales of the common stock in the course of hedging the positions they assume with selling shareholders. The selling shareholders may also sell common stock short and redeliver the common stock to close out such short positions. The selling shareholders may also enter into option or other transactions with broker-dealers that require the delivery to the broker-dealer of the common stock, which the broker-dealer may resell or otherwise transfer pursuant to this prospectus. The selling shareholders may also loan or pledge common stock to a broker-dealer and the broker-dealer may sell the common stock so loaned or, upon a default, the broker-dealer may effect sales of the pledged common stock pursuant to this prospectus.

        Underwriter Status.    The selling shareholders, and any broker-dealers or agents that are involved in selling the common stock covered by this prospectus, may be considered to be "underwriters" within the meaning of the Securities Act for such sales. An underwriter is a person who has purchased shares from an issuer with a view towards distributing the shares to the public. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be considered to be underwriting commissions or discounts under the Securities Act. In addition, any of the shares of common stock covered by this prospectus that qualify for sale pursuant to Rule 144 promulgated under the Securities Act may be sold in an unregistered transaction under Rule 144 rather than pursuant to this prospectus.

        Additionally, under applicable rules and regulations of the Exchange Act, any person engaged in the distribution of the common stock may not simultaneously engage in market-making activities with respect to our common stock for a period of up to five business days prior to the commencement of such distribution. In addition to those restrictions, each selling shareholder will be subject to the Exchange Act and the rules and regulations under the Exchange Act, including, Regulation M and Rule 10b-7, which provisions may limit the timing of the purchases and sales of our securities by the selling shareholders.

        We have agreed to indemnify the selling shareholders against certain liabilities in connection with the offering of the common stock, including liabilities arising under the Securities Act. The selling shareholders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the common stock against various liabilities, including liabilities arising under the Securities Act.

        Penny Stock Rules.    Our common stock is subject to the "penny stock" rules that impose additional sales practice requirements because the price of our common stock is below $5.00 per share. For transactions covered by these rules, broker-dealers must make special suitability determinations for the purchase of our common stock and must have received a purchaser's written consent to the transaction prior to the purchase. The "penny stock" rules also require the delivery, prior to the transaction, of a risk disclosure document mandated by the Securities and Exchange Commission relating to the penny stock market. Broker-dealers must also disclose:

  •
  the commission payable to both the broker-dealer and the registered representative,

  •
  current quotations for the securities, and

  •
  if the broker-dealer is the sole market maker, the broker-dealer must disclose this fact and the broker-dealer's presumed control over the market.

        Finally, monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

        These rules apply to sales by broker-dealers to persons other than established customers and accredited investors (generally those with assets in excess of $1,000,000 or annual income exceeding $200,000, or $300,000 together with their spouse), unless our common stock trades above $5.00 per share. Consequently, the "penny stock" rules may restrict the ability of broker-dealers to sell our common stock, and may affect the ability to sell our common stock in the secondary market as well as the price at which such sales can be made. Also, some brokerage firms will decide not to effect transactions in "penny stocks" and it is unlikely that any bank or financial institution will accept "penny stock" as collateral.

        Expenses of the Distribution.    We will bear all of the costs and expenses of registering under the Securities Act the sale of securities offered by this prospectus. Commissions and discounts, if any, attributable to the sales of the common stock will be borne by the selling shareholders.

        State Securities Laws.    In order to comply with the securities laws of various states, if applicable, sales of the common stock made in those states will only be made through registered or licensed brokers or dealers. In addition, some states do not allow the securities to be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with by us and the selling shareholders. We have no obligation to obtain such registrations or qualifications.

SELLING SHAREHOLDERS

        The table below sets forth information concerning the resale by the selling shareholders of the common stock. We will not receive any proceeds from the resale of the common stock by the selling shareholders. Because the selling shareholders may sell all, a portion or none of their shares, no estimate can be made of the aggregate number of shares that may actually be sold by any selling shareholder or that may be subsequently owned by any selling shareholder.

        The table below sets forth the name of each selling shareholder who may offer the resale of the common stock by this prospectus, the number of such securities beneficially owned by such selling shareholder, the number of such securities that may be sold in this offering and the number of such securities each selling shareholder will own after the offering, assuming they sell all of the shares offered.

Selling Shareholder	Total Shares Included in Prospectus	Beneficial Ownership of Shares Before Offering(1)	% of Shares Owned Before Offering(1)	Beneficial Ownership of Shares After Offering	% of Shares Owned After Offering
Maria B. Spilotro and Peter Spilotro	15,000	15,000	*	-0-	-0-
Eric J. Viavattene	20,000	20,000	*	-0-	-0-
Vincent J. Bocchicchio	20,000	20,000	*	-0-	-0-
Michael Cole	20,000	20,000	*	-0-	-0-
A. Virginia Cole	20,000	20,000	*	-0-	-0-
Debbie Troutt	10,000	10,000	*	-0-	-0-
Donna — Linda, LLC(2)	47,000	47,000	*	-0-	-0-
James Johns	20,000	20,000	*	-0-	-0-
John K. Kendrick, DMD and Yvonne C. Kendrick	133,333	133,333	*	-0-	-0-
Jesse M. Rawlings and Ashley K. Rawlings	26,667	26,667	*	-0-	-0-
Lawrence Charles Vercher	30,000	30,000	*	-0-	-0-
Chandler	75,000	75,000	*	-0-	-0-
Donald D. and Dorothy D. Meyers, Co Trustees, FBO Octagon Pension Trust(3)	20,000	20,000	*	-0-	-0-
Tickets Unlimited, Inc.(4)	120,000	120,000	*	-0-	-0-
Donald M. Lammers and Josephine M. Lammers	20,000	20,000	*	-0-	-0-
George H. Greenwald	30,000	30,000	*	-0-	-0-
To Be Limited Harvey and Sandra Belfer A Partnership(5)	100,000	100,000	*	-0-	-0-
Raymond E. Zimmerman	30,000	30,000	*	-0-	-0-
Kristine L. Lindquist	20,000	20,000	*	-0-	-0-
Deleware Charter G&T FBO Linda Downing(6)	20,000	20,000	*	-0-	-0-
Seymour Sacks and Star M. Sacks	30,000	30,000	*	-0-	-0-
Fred Burstein	65,000	65,000	*	-0-	-0-
Chris Viterbo	27,000	27,000	*	-0-	-0-
Perry D. Walker Jr.	20,000	20,000	*	-0-	-0-
Jay A. Zweig and Jill R. Zweig Revocable Trust(7)	35,000	35,000	*	-0-	-0-
Kenneth A. Steel, Jr.	20,000	20,000	*	-0-	-0-
John W. Bass	20,000	20,000	*	-0-	-0-
William J. Felsenthal	20,000	20,000	*	-0-	-0-
Dwyer Investments LP Trust(8)	35,000	35,000	*	-0-	-0-
Katsinam Partners, LP(9)	100,000	100,000	*	-0-	-0-
K.A. Steel Chemicals Inc.(10)	40,000	40,000	*	-0-	-0-

Cactus Partners LLC(11)	70,000	70,000	*	-0-	-0-
Russo Family Revocable DTD 7-97(12)	35,000	35,000	*	-0-	-0-
Lindzon Capital Partners(13)	40,000	40,000	*	-0-	-0-
1109382 Ontario LLP(14)	33,333	33,333	*	-0-	-0-
Jan M. Kelsey and Alan R. Kelsey	20,000	20,000	*	-0-	-0-
Rockert Holdings Inc.(15)	13,333	13,333	*	-0-	-0-
Drozmond Consultants Inc.(16)	13,333	13,333	*	-0-	-0-
Circle F. Ventures, LLC(17)	981,111	981,111	7.2	-0-	-0-
Joseph L. Simek	3,250,627	3,275,627	24.2	25,000	*
Frances L. Simek	500,000	562,958	4.2	62,958	*
Warrants	3,333,333	N/A	N/A	3,333,333	*
TOTAL:	9,499,060	6,253,695	46.2%	87,958	*

*
Less than 1.0%

(1)
The number and percentage of shares beneficially owned is determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any shares as to which the selling shareholder has sole or shared voting power or investment power and also any shares that the selling shareholder has the right to acquire within 60 days.

(2)
James D. Wyatt is the managing partner of Donna-Linda, LLC and has sole voting and dispositive power over these securities.

(3)
Donald D. and Dorothy D. Meyers are co-trustees of FBO Octagon Pension Trust and as such, they share the voting and dispositive power over these securities.

(4)
Daniel J. Sharaby is the President and sole shareholder of Tickets Unlimited, Inc. and as such, he has sole voting and dispositive power over these securities.

(5)
Harvey Belfer has sole voting and dispositive power over these securities.

(6)
Linda L. Downing has sole voting and dispositive power over these securities.

(7)
Jay A. Zweigan is the trustee of this Trust and has sole voting and dispositive power over these securities.

(8)
Michael and Crystal Dwyer are co-trustees of this Trust and as such, share voting and dispositive power over these securities.

(9)
Richard Bourke has sole voting and dispositive power over these securities.

(10)
Bernard Ludwig has sole voting and dispositive power over these securities.

(11)
Nicholas Russo Jr. has sole voting and dispositive power over these securities.

(12)
Kathleen Russo is the trustee of this Trust and as such, has sole voting and dispositive power over these securities.

(13)
Howard Lindzon has sole voting and dispositive power over these securities.

(14)
Rob Segal is the president of this entity and has sole voting and dispositive power over these securities.

(15)
Arthur Rockert is the president of this entity and has sole voting and dispositive power over these securities.

(16)
Phil Droznika is the president of this entity and has sole voting and dispositive power over these securities.

DIVIDEND POLICY

        We do not expect to pay any dividends in the foreseeable future. Any profits we earn will be retained and used to finance our growth. We have no current plans to initiate payment of cash dividends, and future dividend policy will depend on Time America's earnings, capital requirements, financial condition and other factors deemed relevant by our board of directors.

SELECTED AND SUMMARY CONSOLIDATED FINANCIAL DATA

        The following selected and summary consolidated financial data should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and our financial statements included in our Form 10-KSB for the fiscal year ended June 30, 2003 and the related notes included elsewhere in this prospectus. The selected consolidated statement of operations data for the fiscal years ended June 30, 1999, 2000, 2001 and 2002 are derived from our audited financial statements not included elsewhere in this prospectus.

	Year June 30,(1) Ended
	1999	2000	2001	2002	2003
Statement of Operations Data:
Total Revenue	$2,747,195	$3,913,579	$4,077,736	$3,285,315	$4,256,854
Cost of Revenues	1,205,889	1,800,065	2,069,740	1,557,736	1,897,319
Gross Profit	1,541,306	2,113,514	2,007,996	1,727,579	2,359,535
Sales and Marketing Expense	589,625	1,118,987	1,060,316	903,112	1,112,762
Research and Development Expense	705,076	1,220,174	1,159,666	691,426	641,125
General and Administrative Expense	576,710	1,095,352	1,168,276	741,820	685,675
Loss from operations	330,105	1,320,999	1,463,342	608,779	80,027
Other Income and (Expenses)	(62,447)	(8,070)	(102,168)	(81,141)	(72,701)
Net Loss	$392,562	$1,329,069	$1,565,510	$655,852	$152,728
Net loss per share, basic & diluted	$0.08	$0.23	$0.25	$0.09	$0.02
Weighted average shares outstanding, basic & diluted	4,795,301	5,877,492	6,263,920	7,344,280	9,364,650
Balance Sheet Data:
Cash & Cash Equivalents	$406,714	$636,932	$177,586	$195,249	$245,795
Working Capital	(105,230)	(83,165)	(156,171)	17,505	50,060
Total Assets	1,134,988	1,830,585	1,139,618	1,175,722	1,180,270
Long-term Liabilities	14,466	34,231	487,865	733,555	597,505
Total Liabilities	1,086,720	1,593,512	1,619,032	1,748,788	1,612,082
Accumulated Deficit	3,110,285	4,449,353	6,014,863	6,670,715	6,823,443
Shareholders' Equity (Deficit)	48,269	237,073	(479.414)	(573,066)	(431,812)

(1)
On March 28, 2001, the Company completed a merger with Time America, Inc. which was accounted for as a pooling of interests. Pursuant to the terms of the Merger Agreement, Time America Inc. merged with and into the Company's wholly owned subsidiary, Vitrix Incorporated, with Vitrix Incorporated continuing as the surviving corporation. In connection with the acquisition, the Company's shareholders approved a proposal effecting a 1-for-10 reverse stock split. The above selected and summary consolidated financial data for the fiscal years ended June 30, 1999, 2000, and 2001 are based on the assumption that the companies were combined for the full fiscal year.

MARKET FOR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

        Our common stock is quoted on the OTC Bulletin Board. The high and low bid prices of our common stock as reported for the periods presented, by fiscal quarter, (i.e., 1st Quarter = July 1 through September 30) were as follows.

	High	Low
FISCAL YEAR ENDED: June 30, 2002
First Quarter	$0.35	$0.20
Second Quarter	0.22	0.10
Third Quarter	0.37	0.17
Fourth Quarter	0.40	0.16
FISCAL YEAR ENDED: June 30, 2003
First Quarter	$0.40	$0.17
Second Quarter	0.30	0.16
Third Quarter	0.23	0.15
Fourth Quarter	0.51	0.15
FISCAL YEAR ENDING: June 30, 2004
First Quarter	$1.00	$0.50
Second Quarter	$1.50	$0.85

        The bid and asked price of our common stock on March 3, 2004, were $1.05 and $1.11, respectively. We have never declared any cash dividends on our common stock and currently plan to retain future earnings, if any, for business operations.

        As of December 31, 2003, we had 311 shareholders of record of our common stock. This does not reflect persons or entities that hold stock through various brokerage firms or depositories.

COMPANY OVERVIEW

General

        Time America, Inc. is a Nevada corporation. We changed our name from Vitrix, Inc. to Time America, Inc. in December 2003. We develop, manufacture and market a line of time and labor management software and hardware products. Our products are designed to improve productivity by automating time and attendance, workforce scheduling and management of labor resources. We target our product solutions at small to mid-sized companies from 25 to 2,000 or more employees. Our solutions are offered in a 100% Web-based application service provider model, client/server, and PC-based applications.

        The following bullet points provide a timeline and overview of our development and corporate history:

  •
  June 6, 1988—Richard Barrie Fragrances, Inc., a Nevada corporation, was formed on this date for the purpose of developing, manufacturing and marketing fragrances, cosmetics, skin treatment and personal care products sold primarily through department and specialty stores and drugstores.

  •
  June 30, 1996—Richard Barrie Fragrances sells substantially all of its properties and rights to Parlux Fragrances, Inc. During the period from this asset sale to April 1999, our operations were limited to conducting administrative activities and discussions with third parties regarding possible business combinations.

  •
  July 1, 1996—Following the Asset Sale, Richard Barrie Fragrances changes its name to FBR Capital Corporation.

  •
  April 15, 1999—FBR Capital Corporation acquires the outstanding capital stock of Vitrix Incorporated, a privately held Arizona corporation formed on April 26, 1996, pursuant to the terms of an Exchange Agreement, dated as of such date, among FBR Capital Corporation, Vitrix Incorporated and certain of the Vitrix Incorporated shareholders. Vitrix Incorporated becomes a majority owned subsidiary of FBR Capital Corporation as a result of this transaction. FBR Capital Corporation issued an aggregate of 8,592,826 shares of common stock and 10,000,000 shares of preferred stock in consideration for the purchase of Vitrix Incorporated. This transaction resulted in the shareholders of Vitrix Incorporated acquiring approximately 80% of the outstanding shares of common stock of FBR Capital Corporation, assuming conversion of the preferred stock into common stock and excluding outstanding options and warrants. The existing shareholders of FBR Capital Corporation held the remaining 20% of its outstanding common stock. This transaction was accounted for as a recapitalization of Vitrix Incorporated and the purchase of FBR Capital Corporation by Vitrix Incorporated, since Vitrix Incorporated became the controlling company after the transaction.

  •
  October 7, 1999—On this date we changed our name from FBR Capital Corporation to Time America, Inc. in order to associate the name of the parent corporation to our operating subsidiary Vitrix Incorporated.

  •
  March 28, 2001—Time America, Inc. acquires Time America in a merger transaction pursuant to which Time America is merged into our wholly-owned subsidiary, Vitrix Incorporated. This transaction was accounted for as a pooling of interests. As a condition to the merger, we sought and obtained the approval of our shareholders to effect a 1-for-10 reverse stock split, which occurred on April 5, 2001. We issued 3,147,914 shares of Time America, Inc. common stock, on a post reverse stock split basis, as consideration in the merger, which represented approximately 50% of Vitrix Inc.'s then issued and outstanding capital stock.

  •
  April 17, 2001—We changed the name of our wholly-owned subsidiary from Vitrix Incorporated to Time America, Inc. in order to capitalize on Time America's name recognition gained from its 13 year history in the time and attendance industry.

  •
  December 9, 2003—On this date we changed our name from Vitrix, Inc. to Time America, Inc. to further capitalize on Time America's name recognition described above.

        Time America, Inc. is a holding corporation. Our operations are conducted through our wholly-owned subsidiary, Time America. Unless the context indicates otherwise, references to the Company in this report shall include both the Time America, Inc. the parent company, and Time America, Inc. our wholly-owned subsidiary.

Products and Services

        We design, develop, manufacture and market a line of time and labor management hardware and software products targeting small, mid-sized, and enterprise level companies. Our solutions are offered in a 100% Web-based licensed and application service provider model, client/server configuration, and in a PC-based application. Our products are internally developed, proprietary software applications that maintain and automate the process of collecting time sheet information, provide automated interfaces to the most popular payroll software solutions and enable users to generate a variety of reports that help track and analyze how employees spend their time. Our products also automatically accrue vacation, sick and personal time, and effectively replace the traditional punch clock with a fully automated system designed to improve workforce productivity and provide significant savings to its users. Our current products include:

Labor Management Solutions

100% Web-based Licensed and ASP Product

NETtime

        NETtime is a 100% Web-based service deliverable to clients through both a licensed and ASP model. It delivers the functionality of HourTrack, its client/server predecessor, through Web distribution. The main features of NETtime include:

  •
  HourTrack Structure—By building on top of the HourTrack engine, NETtime has all of the functionality of HourTrack. NETtime was introduced with a robust feature-set in the areas of time and attendance, leave management, job and task tracking, employee scheduling and data analysis.

  •
  Customization—NETtime allows for customization and flexibility. Administrators and employees determine exactly which data NETtime will display for them, allowing clients to work at optimum efficiency in the NETtime environment. Additionally, NETtime will work in the manner required by clients. For example, clients with a mobile workforce have the ability to access the NETtime pages using any Web-enabled cellular phone.

  •
  Anytime, Anywhere—Because NETtime is delivered via the Internet through any Web browser, it brings the user closer to our "anytime, anywhere" vision for performing or self-servicing human resources tasks. Wherever clients have Internet access, they have access to NETtime and the functionality and wealth of information it provides.

  •
  Customer Account Self-Service—NETtime gives users the ability to view their account status online. They can even order additional Vitrix products, obtain system help, or contact a support representative directly from the NETtime website.

Client/Server Applications

HourTrack

        Our HourTrack product is a powerful workforce management solution that combines "client/server" software with a wide range of data collection devices to automate the process of tracking, managing, auditing, and reporting the many aspects of employee time and attendance. By replacing traditional punch clocks and paper time sheets with a fully automated system, we believe HourTrack enables companies of all sizes to effectively manage their workforce, resulting in substantial savings to the organization. The primary features of HourTrack include:

  •
  Time and Attendance—HourTrack's open architecture is easily customized to conform to an organization's unique set of payroll policies and concerns.

  •
  Leave Management—Leave records for vacation, sick and personal time are maintained by HourTrack. It also tracks hours that are specific to a certain organization, such as PTO, jury duty, training, etc., and automates benefit accruals by using a company's policies to calculate how much benefit time an employee has earned.

  •
  Job and Task Tracking—In addition to tracking total time spent on the job, HourTrack enables employers to track the time employees spend on specific jobs and tasks. This powerful reporting feature assists companies with job costing, analysis and billing.

  •
  Workforce Scheduling—HourTrack's scheduling features help manage payroll costs and productivity concerns by minimizing the likelihood of expensive overstaffing and the negative effects of understaffing. Schedule creation is performed with the assistance of a unique visual interface, allowing administrators to view employees' schedules in a convenient calendar format.

  •
  Strategic Reporting—HourTrack also features over 60 standard reports. These reports allow users to transform raw data into helpful information that allows managers and executives to gain valuable insight and more effectively manage their organizations. Reports can also be used to share information such as time tracking, benefit usage, job costing, human resource functionality and employee scheduling with third-party applications and/or service bureaus.

GENESIS SQL

        GENESIS SQL is an enterprise level software that helps clients optimize productivity and better manage their bottom line by automating not only time and attendance, but job costing, benefit administration, employee review processing, access control, bell ringing, and data collection needs. The main features of GENESIS SQL include:

  •
  Time and Attendance—GENESIS SQL is easily customized to conform to an organization's unique set of payroll policies and concerns.

  •
  Leave Management—Leave records for vacation, sick and personal time are maintained by GENESIS SQL. It also tracks hours that are specific to a certain organization, such as PTO, jury duty, training, etc., and automates benefit accruals by using a company's policies to calculate how much benefit time an employee has earned.

  •
  Job and Task Tracking—In addition to tracking total time spent on the job, GENESIS SQL enables employers to track the time employees spend on specific jobs and tasks. Powerful reporting features assist with job costing, analysis and billing.

  •
  Workforce Scheduling—This feature has the same functionality as the Company's HourTrack product.

  •
  Strategic Reporting—GENESIS SQL includes over 140 standard reports. The reports can be used to share information such as time tracking, benefit usage, job costing, human resource functionality and employee scheduling with third-party applications and/or service bureaus.

PC-Based Products

TA50 PRO

        TA50 PRO is a simple to use yet powerful time and attendance solution designed for companies with fewer than 200 employees. TA50 PRO enables companies to automate their timekeeping and attendance tracking with built-in setup wizards and simplified daily operations. The main features of TA50 PRO include:

  •
  Ease of Use—TA50 PRO is a user-friendly menu-driven solution that uses color-coded screens to simplify its use. All processes are clearly marked and follow a common operating theme throughout.

  •
  Time and Attendance—TA50 PRO's tools relieve payroll staff of time consuming, stressful procedures such as manual review and calculation of time cards by automating the calculation of employee time and wages.

  •
  Workforce Scheduling—TA50 PRO's scheduling features help manage payroll costs and productivity concerns by minimizing the likelihood of expensive overstaffing and the negative effects of understaffing.

  •
  Strategic Reporting—TA50 PRO includes over 80 standard reports. This reporting feature, which is also included in the Company's TA100 PRO and GENESIS PRO products, allows users to transform raw data into helpful information that allows managers and executives to gain valuable insight and more effectively manage their organizations.

TA50XL

        TA50XL is a simple to use time and attendance solution that includes the software features of TA50 PRO and an XL data terminal and accessories in a cost effective package.

TA100 PRO

        The TA100 PRO time and attendance solution, is designed for companies with fewer than 500 employees and automatically calculates employee time and wages using the client's specific payroll policies. An optional feature of the TA100 PRO solution includes a Bell Control Module that allows a client to define bell-ringing schedules and prompt terminals to activate a user supplied bell, alarm, or other audible signaling device. The main features of TA100 PRO include:

  •
  Time and Attendance—TA100 PRO is easily customized to conform to an organization's unique set of payroll policies and concerns.

  •
  Policy Management—Rounding rules can be setup around start/stop times or the actual punch time to avoid overpaying employees. Overtime can be paid on a weekly, bi-weekly, or semi-monthly basis.

  •
  Workforce Scheduling—This feature has the same functionality as the Company's TA50 PRO and GENESIS products.

  •
  Strategic Reporting—TA100 PRO includes over 100 standard reports. Reports can also be used to share information such as time tracking, benefit usage, job costing, human resource functionality and employee scheduling with third-party applications and/or service bureaus.

GENESIS PRO

        GENESIS PRO is an enterprise level PC-based software application that has the same feature set of GENESIS SQL, as discussed above in the client/server production section.

Data Collection Options

        Our time and attendance product solutions include hardware for collecting employees' clock in and out times. Set forth below are the various hardware devices designed to meet the challenges of a diverse set of work environments:

  •
  Badge Terminals—These badge readers are well suited for a wide variety of environments, from doctors' offices to manufacturing plants. Employees clock in and out by simply sliding a badge through a scanner.

  •
  Hand Punch Biometric Terminals—This device analyzes the biometric measurements of a user's hand to verify their identity. Instead of using a badge, an employee clocks in and out by placing his or her hand onto the scanner and awaiting verification. This method eliminates losses due to buddy-punching—the practice of clocking in or out for another employee.

  •
  TelePunch—The TelePunch solution allows employees to clock in and out for the day, for jobs, or for departments using any touch-tone telephone. Clients who purchase this solution receive a pre-configured, telephony server from us. This server runs Vitrix's software, and allows callers to interact with HourTrack from a remote location.

  •
  eWebClock—eWebClock partially reduces a user's total time and attendance product investment, by utilizing the Internet to collect employee clock in and out times. By simply logging on to a Web page via the local network or the World Wide Web, employees can clock in and out.

  •
  PC Time Clock—PC Time Clock, allows employees to clock in and out on a Windows-based computer. This is generally beneficial in office environments where employees each have access to their own desktop computer.

  •
  Web browser—NETtime allows clients to access the service through a standard Web browser. The full range of actions, including clocking in and out, transferring jobs and departments, etc., and information (hours worked, schedules, status board, etc.) are available.

  •
  Web-enabled cell phone—A streamlined version of NETtime is available to clients accessing the service through a text-only browser, such as those operating on cell phones. Essential services such as clocking in and out are available.

  •
  TCP/IP-enabled hardware—Customers may utilize TCP/IP-enabled hardware devices, such as badge readers, to collect clock in and out data from their employees.

  •
  Wireless enabled hardware—Allows clients to connect their time clocks to the host system without the hassle of wiring. The wireless units are small, reliable and easy to integrate into any existing system.

Services and Support

        We maintain a professional service and technical support organization, which provides a suite of maintenance and professional services. These services are designed to support Time America customers throughout the life cycle of our products. Our professional services include implementation, training, technical and business technical consulting. Maintenance service options are delivered through our centralized support operation or through local service personnel. Our educational services offer a full range of curriculums, which are delivered through local training at our Tempe, Arizona headquarters or the Internet. When necessary, we also may provide software customization services to meet any unique customer requirements.

Marketing and Sales

        We market and sell our products to the small, mid-sized and enterprise markets in the United States and foreign countries through our direct sales and support organization and through our Business Alliance and Reseller Program. We believe the market for time and labor management products consists of the following three business segments:

  •
  Small Businesses. This segment is comprised of companies with fewer than 250 employees and one to three administrator(s) who perform time sheet edits and prepare employee hours for payroll.

  •
  Mid-Sized Businesses. This segment is comprised of companies with 250 to 1,000 employees. These companies normally have two or more administrators who perform time sheet edits and prepare employee hours from a single office. In many cases multiple stations are necessary for clocking in and out, however, all data is administered from a central location.

  •
  Enterprise Businesses. Enterprise businesses generally have over 1,000 employees with multiple field offices, each of which have one or more administrators. Payroll is performed at a central or headquarter office. An enterprise customer is analogous to a collection of mid-sized businesses requiring centralized data collection and storage.

Direct Sales

        The Company has five direct sales account managers responsible for designated geographic regions. The account managers work in offices in their respective regions. The primary markets for direct sales are the upper mid-sized and enterprise markets. End users include companies in the manufacturing and service industries, and in the public and private sectors. For the fiscal years ended June 30, 2003 and 2002, the Company's direct sales efforts accounted for approximately 38% and 36% of the Company's total revenues, respectively.

Partner Sales

        Partner sales are conducted through our Business Alliance and Reseller Programs. Our Business Alliance Program is a program that allows organizations to align with the Company through the use of private label, OEM, or referral programs.

        Our Reseller Program is comprised of a network of approximately 250 value added resellers located throughout the United States and in certain foreign countries, which market our products along with the resellers' complementary product offerings. The resellers typically sell to the small and mid-sized markets. For the fiscal years ended June 30, 2003 and 2002, the Company's reseller sales accounted for approximately 62% and 64% of the Company's total revenues, respectively.

Backlog

        The Company believes that the dollar amount of backlog is not material to an understanding of its business as substantially all of the Company's product revenues in each quarter result from orders received in that quarter.

Manufacturing and Sources of Supply

        The duplication of Time America software is performed internally. The printing of documentation is primarily outsourced to suppliers. Although most of the parts and components included within our products are available from multiple suppliers, certain parts and components are purchased from single suppliers. We have chosen to source these items from single suppliers because we believe that the supplier chosen is able to consistently provide us with the highest quality product at a competitive price on a timely basis. While to date we have been able to obtain adequate supplies of these parts and components, the inability to transition to alternate supply sources on a timely basis if required in the future, could result in delays or reductions in product shipments, which could have a material adverse effect on our business and operating results.

Product Development

        Our product development efforts are focused on enhancing and increasing the performance of our existing products and developing new products. During fiscal 2003 and 2002, research and development expenses were $641,125 and $691,426, respectively. We intend to continue to commit resources to enhance and extend our product lines and develop interfaces to third party products. Although we are continually seeking to further enhance our product offerings and to develop new products, there can be no assurance that these efforts will succeed, or that, if successful, such product enhancements or new products will achieve widespread market acceptance, or that our competitors will not develop and market products that are superior to our products or achieve greater market acceptance. We also depend upon the reliability and viability of a variety of software development tools owned by third parties to develop our products. If these tools prove inadequate or are not properly supported, our ability to release competitive products in a timely manner could be adversely impacted.

Proprietary Rights

        We rely on a combination of trademarks, trade secret law and contracts to protect our proprietary technology. We generally provide software products to end-users under non-exclusive shrink-wrap licenses or under signed licenses, both of which may be terminated by Time America if the end user breaches the terms of the license. These licenses generally require that the software be used only internally subject to certain limitations, such as the number of employees, simultaneous users, computer model and serial number, features and/or terminals for which the end user has paid the required license fee. We authorize our resellers to sublicense software products to end users under similar terms. In certain circumstances, we also make master software licenses available to end users which permit either a specified limited number of copies or an unlimited number of copies of the software to be made for internal use. Some customers license software products under individually negotiated terms. Despite these precautions, it may be possible to copy or otherwise obtain and use our products or technology without authorization. In addition, effective copyright and trade secret protection may be unavailable or limited in certain foreign countries.

Competition

        We provide time and attendance, data collection and labor management solutions that enable businesses to optimize their labor resources. The labor management industry is highly competitive. Competition is increasing as businesses in related industries, such as human resources management, payroll processing and enterprise resource planning enter the time and attendance market. Advances in software development tools have accelerated the software development process and, therefore, enable competitors to penetrate our markets more readily. Although we believe we have certain technological and other advantages over our current competitors, maintaining those advantages will require continued investment by the Company in research and development and marketing and sales initiatives. There can be no assurance that we will have sufficient resources to make such investments or to achieve the technological advances necessary to maintain our competitive advantages. Increased competition could adversely affect our operating results through price reductions and/or loss of market share.

        We compete primarily on the basis of price/performance, quality, reliability and customer service. In the time and attendance market, we compete against firms that sell automated time and attendance products to many industries, firms that focus on specific industries, and firms selling related products, such as payroll processing, human resources management, or ERP systems. Our major competitor, Kronos Corporation, is substantially larger and has access to significantly greater financial resources than the Company. Competitive market conditions could have a material adverse effect on our business, financial condition and results of operations.

Employees

        As of September 30, 2003, we employed 40 individuals. None of our employees are represented by a union or other collective bargaining agreement, and we consider our relations with our employees to be good. We have encountered intense competition for experienced technical personnel for product development, technical support and sales and expect such competition to continue in the future. Any inability to attract and retain a sufficient number of qualified technical personnel could adversely affect our ability to produce, support and sell products in a timely manner.

DISCLOSURE OF COMMISSION POSITION ON
INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

        Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the small business issuer according to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable.

LEGAL MATTERS

        Certain legal matters have been passed upon for us by Squire, Sanders & Dempsey L.L.P., Phoenix, Arizona.

EXPERTS

        Our consolidated financial statements included in our Annual Report on Form 10-KSB for the fiscal years ended June 30, 2003 and 2002, have been audited by Semple & Cooper LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such financial statements have been incorporated herein by reference, in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

INFORMATION WITH RESPECT TO THE REGISTRANT

        This prospectus is being delivered with a copy of our Form 10-KSB for the fiscal year ended June 30, 2003 and copies of our quarterly reports on Form 10-QSB for the quarterly periods ended September 30, 2003 and December 31, 2003.

PART II TO FORM S-2
INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

        The following table sets forth our estimated costs and expenses in connection with the offering other than commissions and discounts, if any.

SEC Registration Fee	$1,567.85
Legal Fees and Expenses	25,000.00
Accounting Fees and Expenses	3,000.00
Printing and Engraving Expenses	5,000.00
Miscellaneous	5,000.00

Total	$39,567.85

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

        Articles 11 and 12 of our Articles of Incorporation provide as follows:

          1.     To the fullest extent permitted by the laws of the State of Nevada, as the same exist or may hereinafter be amended, no director or officer of the Corporation shall be personally liable to the Corporation or its shareholders for monetary damages for breach of fiduciary duty as a director or officer, provided, however, that nothing contained herein shall eliminate or limit the liability of a director or officer of the Corporation to the extent provided by applicable laws (i) for acts or omissions which involve intentional misconduct, fraud or knowing violation of law or (ii) for authorizing the payment of dividends in violation of Nevada Revised Statutes Section 78.300. The limitation of liability provided herein shall continue after a director or officer has ceased to occupy such position as to acts or omissions occurring during such director's or officer's term or terms of office. No repeal, amendment or modification of this Article, whether direct or indirect, shall eliminate or reduce its effect with respect to any act or omission of a director or officer of the Corporation occurring prior to such repeal, amendment or modification.

          2.     The Corporation shall indemnify, defend and hold harmless any person who incurs expenses, claims, damages or liability by reason of the fact that he or she is, or was, an officer, director, employee or agent of the Corporation, to the fullest extent allowed under Nevada law.

ITEM 16. EXHIBITS

Exhibit Number	Description
5.1	Opinion re: legality of the securities
23.1	Consent of Independent Auditors
23.2	Consent of Squire, Sanders & Dempsey L.L.P.
24	Powers of Attorney

ITEM 17. UNDERTAKINGS

        1.     The undersigned registrant hereby undertakes to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (a)   To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933.

          (b)   To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; provided, however, that paragraphs (a) and (b) shall not apply if such information is contained in periodic reports filed by the registrant under Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended, that is incorporated by reference into this Registration Statement.

          (c)   To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

        2.     The undersigned registrant hereby undertakes that, for the purpose of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        3.     The undersigned registrant hereby undertakes to remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.

        4.     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, as amended, each filing of the registrant's annual report under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended (and, where applicable, each filing of an employee benefit plan's annual report under Section 15(d) of the Securities Exchange Act of 1934, as amended) that is incorporated by reference into this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        5.     The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished under and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934, as amended; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

        6.     Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the undersigned registrant according the foregoing provisions, or otherwise, the undersigned registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.

SIGNATURES

        In accordance with the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tempe, State of Arizona, on March 31, 2004.

TIME AMERICA, INC.
By:	/s/ THOMAS S. BEDNARIK Thomas S. Bednarik, President and Chief Executive Officer
By:	/s/ CRAIG J. SMITH Craig J. Smith, Chief Financial Officer (Principal Financial and Accounting Officer)

        In accordance with the requirements of the Securities Act of 1933, as amended, this Amendment to Registration Statement has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ THOMAS S. BEDNARIK Thomas S. Bednarik	President, Chief Executive Officer and Director (Principal Executive Officer)	March 31, 2004
/s/ CRAIG J. SMITH Craig J. Smith	Chief Financial Officer (Principal Financial and Accounting Officer)	March 31, 2004
* Todd P. Belfer	Chairman of the Board	March 31, 2004
* Lise M. Lambert	Director	March 31, 2004
* Robert W. Zimmerman	Director	March 31, 2004
* Robert J. Novak	Director	March 31, 2004
By:	/s/ THOMAS S. BEDNARIK Thomas S. Bednarik, Attorney-in-Fact	Director	March 31, 2004

EXHIBIT A

FORM OF SUBSCRIPTION AGREEMENT

TO:
Time America, Inc.
51 West Third Street, Suite 310
Tempe, Arizona 85281

TIME AMERICA, INC.

SUBSCRIPTION AGREEMENT AND POWER OF ATTORNEY

        Deadline:    The offering ends at 5:00 p.m., Arizona Time, on May 31, 2004. Your Subscription Agreement and Power of Attorney, properly executed and with the correct payment, must be received at the above address by this deadline, or it will be void.

        THIS TIME AMERICA, INC. SUBSCRIPTION AGREEMENT AND POWER OF ATTORNEY (the "Agreement") is executed and delivered as of the date set forth on the "Subscription Accepted" page hereof, and is by and among Time America, Inc., a Nevada corporation (the "Company"), and the undersigned subscriber ("Subscriber").

W I T N E S S E T H:

        WHEREAS, the Company is soliciting subscriptions offered pursuant to the attached Prospectus dated March    , 2004 (the "Prospectus") for a total of up to Five Million Dollars ($5,000,000) of shares of Common Stock, $.005 par value (the "Shares"), of the Company at $0.75 per share; and

        WHEREAS, by this Agreement, Subscriber is subscribing to purchase certain of the Shares being offered pursuant to the Prospectus.

        NOW, THEREFORE, Subscriber hereby agrees as follows:

A G R E E M E N T:

        1.0    Subscription.    Subject to the terms and conditions hereof, Subscriber desires to invest in the Company, and hereby subscribes for and agrees to purchase            Shares for an aggregate purchase price of $            ($0.75 multiplied by the number of Shares subscribed for) (the "Subscription Payment"), and the Company hereby acknowledges receipt of such amount. The Subscription Payment may be paid by certified check or by wire transfer or by any other means approved by the Company.

        2.0    Acceptance of Subscription.    The Company, in consideration of and in reliance on the representations, warranties, covenants, and agreements of Subscriber and the tender of the Subscription Payment and the completion and execution of this Agreement, hereby accepts the subscription of Subscriber, subject to the terms and conditions contained in this Agreement, and by execution of this Agreement by the Company, agrees to issue that number of Shares set forth herein to Subscriber. Notwithstanding the above, the Company, in its sole and absolute discretion, reserves the right to accept or reject any subscription for any reason whatsoever.

        3.0    Acceptance and Acknowledgement.    Upon satisfaction of the conditions referred to in Section 2.0 hereof, a copy of this Agreement, together with the Warrant described in the Prospectus, each duly executed by the Company, will be delivered to the Subscriber. SUBSCRIBER HEREBY ACKNOWLEDGES RECEIPT OF THE PROSPECTUS DATED                        , WHICH IS A PART OF THE REGISTRATION STATEMENT ON FORM S-2 (SEC FILE NO. 333-111857), AND SUBSCRIBER HAS REVIEWED ALL PROVISIONS THEREIN. SUBSCRIBER UNDERSTANDS THAT HE MAY NOT CHANGE OR REVOKE HIS ORDER ONCE IT IS RECEIVED BY THE COMPANY. UNDER PENALTIES OF PERJURY, SUBSCRIBER FURTHER CERTIFIES THAT THE SOCIAL SECURITY NUMBER OR TAXPAYER IDENTIFICATION NUMBER GIVEN BELOW IS CORRECT.

        4.0    Condition Precedent to Acceptance of the Subscription.    Subscriber understands that prior to the acceptance of this Agreement, the Company may withdraw or terminate any offer to Subscriber.

        5.0    Representations, Warranties and Covenants of the Company.    The Company represents and warrants to Subscriber that:

          (a)   The Company is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction in which it was incorporated, and has the requisite corporate power to own its properties and to carry on its business as now conducted..

          (b)   As of February 29, 2004, the authorized capital stock of the Company consisted of 50,000,000 shares of Common and Preferred Stock, $.005 par value, of which 13,546,052 shares of Common Stock were issued and outstanding, and no shares of Preferred Stock were issued and outstanding.

        6.0    Revocation.    Subscriber agrees that he is not entitled to cancel, terminate, or revoke this Agreement or any agreement made hereunder and that this Agreement shall survive Subscriber's death or disability.

        7.0    Power of Attorney.    By the execution of this Agreement, Subscriber does hereby make, constitute, and appoint the Company, with full power of substitution and resubstitution, his true and lawful attorney-in-fact for Subscriber and in his name, place, and stead and for his use and benefit, to make, sign, execute, certify, acknowledge, swear to, publish, deliver, file, and record the following:

          (a)   Any certificates, instruments, and documents as may be required by, or as may be appropriate under, the laws of the State of Arizona or any other state or jurisdiction in which the Company is doing or intends to do business;

          (b)   Any additional copies of any subscription document executed by Subscriber in the event any lending institution or other entity requests receipt of an executed original copy of any such document in connection with the transactions described or contemplated herein; and

          (c)   Any corrections, insertions, or substitutions necessary or appropriate to complete any blank spaces in any of the subscription documents with dates, names of parties, amounts, serial numbers, and the like, as long as such corrections, substitutions, and completions are consistent with the other subscription documents and in furtherance of the transactions described herein.

        Subscriber authorizes each such attorney-in-fact to take any further action which such attorney-in-fact shall consider necessary or advisable in connection with any of the foregoing, hereby giving each such attorney-in-fact full power and authority to do and perform each and every act or thing whatsoever requisite or advisable to be done in connection with the foregoing as fully as such Subscriber might or could do personally, and hereby ratifying and confirming all that any such attorney-in-fact shall lawfully do or cause to be done by virtue thereof or hereof.

        8.0    Miscellaneous.

          (a)   All notices or other communications given or made hereunder shall be in writing and shall be delivered or mailed by registered or certified mail, return receipt requested, postage prepaid, to Subscriber at his address set forth below and to the Company at 51 West Third Street; Suite 310; Tempe, Arizona 85281.

          (b)   Notwithstanding the place where this Agreement may be executed by any of the parties hereto, the parties expressly agree that all the terms and provisions hereof shall be construed in accordance with and be governed by the laws of the State of Arizona to the extent possible.

          (c)   This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties hereto.

          (d)   Subscriber agrees that the Shares shall stand in its name exactly in the manner shown below. Wherever the first person singular or masculine form of pronoun is used herein and the sense of this Agreement would require that the plural or feminine form be used, for all purposes herein such singular form shall be deemed plural and the masculine deemed feminine.

2

TYPE OF OWNERSHIP
(check one)

☐
Individual (indicate sole and separate property, if applicable) (one signature required)

☐
Community Property (two signatures required)

☐
Tenants-in-Common (all parties must sign)

☐
Joint Tenants with Right of Survivorship and not as Tenants in Common (all parties must sign)

☐
Partnership

☐
Limited Company

☐
Trust (date of formation:            ,            )

☐
Corporation

☐
Other (please specify)

3

SIGNATURE PAGE FOR INDIVIDUAL SUBSCRIBERS

        IN WITNESS WHEREOF, Subscriber represents and warrants that the foregoing statements are true and correct and that he has completed and executed this Agreement on this            day of            , 2004.

Signature of Subscriber (if more than one)	Signature of Subscriber
Name (Please Print)	Name (Please Print)
Social Security Number	Social Security Number
Address	Address
City State Zi p Code	City State Zi p Code
( ) Telephone	( ) Telephone
Number of Shares Subscribed for:

4

SIGNATURE PAGE FOR COMPANY SUBSCRIBERS

        IN WITNESS WHEREOF, Subscriber represents and warrants that the foregoing statements are true and correct and that he has completed and executed this Agreement on this            day of            , 2004.

Name of Company (Please Print)
By:
	Signature of Additional Company (if required)	Signature of Company
Name of Additional General Partner (Please Print)		Name of Company (Please Print)
Taxpayer I.D. Number:

Address
City State Zi p Code
( ) Telephone
Number of Shares Subscribed for:

5

SIGNATURE PAGE FOR TRUST SUBSCRIBERS

        IN WITNESS WHEREOF, Subscriber represents and warrants that the foregoing statements are true and correct and that he has completed and executed this Agreement on this            day of            , 2004.

Name of Trust (Please Print)
By:
	Signature of Additional Trustee (if required)	Signature of Trustee
Name of Additional Trustee (Please Print)		Name of Trustee (Please Print)
Date Trust Formed: ,
Taxpayer I.D. Number:

Address
City State Zi p Code
( ) Telephone
Number of Shares Subscribed for:

6

SIGNATURE PAGE FOR CORPORATE SUBSCRIBERS

        IN WITNESS WHEREOF, Subscriber represents and warrants that the foregoing statements are true and correct and that he has completed and executed this Agreement on this            day of            , 2004.

Name of Corporation (Please Print)
By:
Signature of Additional Authorized Officer or Agent (if required)	Signature of Authorized Officer or Agent
Name of Additional Authorized Officer or Agent (Please Print)	Name of Officer or Agent (Please Print)
Title:	Title:

State of Incorporation:

Taxpayer I.D. Number:

Address
City State Zi p Code
( ) Telephone
Number of Shares Subscribed for:

7

For Use and Completion by the Company Only

SUBSCRIPTION ACCEPTED:                              , 2004, for                        the Shares.

Time America, Inc.,
an Nevada corporation

By:

Its:

8

EXHIBIT B

FORM OF WARRANT

TIME AMERICA, INC.

WARRANT TO PURCHASE COMMON STOCK

Warrant No.:	Number of Shares: See Below.

Date of Issuance:            , 2004

        Time America, Inc., a Nevada corporation (the "Company"), hereby certifies that, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged,                        , the registered holder hereof or its permitted assigns (a "holder"), is entitled, subject to the terms set forth below, to purchase from the Company upon surrender of this Warrant, at any time or times on or after the date hereof, but not after 11:59 P.M. Eastern Time on the Expiration Date (as defined herein)                        fully paid and nonassessable shares of Common Stock (as defined herein) of the Company (the "Warrant Shares"), at the purchase price per share provided in Section 2(a) below.

        1.    Definitions.

          (a)    Prospectus.    This Warrant is one of the Warrants (the "Warrants") described in that certain Prospectus of the Company dated as of March            , 2004.

          (b)    Definitions.    The following words and terms as used in this Warrant shall have the following meanings:

            (i)    "Business Day" means any day other than Saturday, Sunday or other day on which commercial banks in the City of Arizona are authorized or required by law to remain closed.

            (ii)   "Closing Bid Price" means, for any security as of any date, the last closing bid price for such security on the Principal Market (as defined below) as reported by Bloomberg Financial Markets ("Bloomberg"), or, if the Principal Market is not the principal trading market for such security, the last closing bid price of such security on the principal securities exchange or trading market where such security is listed or traded as reported by Bloomberg, or if the foregoing do not apply, the last closing bid price of such security in the over-the-counter market on the electronic bulletin board for such security as reported by Bloomberg, or, if no closing bid price is reported for such security by Bloomberg, the last closing trade price for such security as reported by Bloomberg, or, if no last closing trade price is reported for such security by Bloomberg, the average of the bid prices of any market makers for such security as reported in the "pink sheets" by the National Quotation Bureau, Inc. If the Closing Bid Price cannot be calculated for such security on such date on any of the foregoing bases, the Closing Bid Price of such security on such date shall be the fair market value as mutually determined by the Company and the holder of this Warrant. All such determinations to be appropriately adjusted for any stock dividend, stock split or other similar transaction during such period.

            (iii)  "Closing Sale Price" means, for any security as of any date, the last closing trade price for such security on the Principal Market (as defined below) as reported by Bloomberg, or, if the Principal Market is not the principal securities exchange or trading market for such security, the last closing trade price of such security on the principal securities exchange or trading market where such security is listed or traded as reported by Bloomberg, or if the foregoing do not apply, the last closing trade price of such security in the over-the-counter market on the electronic bulletin board for such security as reported by Bloomberg, or, if no last closing trade price is reported for such security by Bloomberg, the last closing ask price of such security as reported by Bloomberg, or, if no last closing ask price is reported for such security by Bloomberg, the average of the lowest ask price and lowest bid price of any market makers for such security as reported in the "pink sheets" by the National Quotation

    Bureau, Inc. If the Closing Sale Price cannot be calculated for such security on such date on any of the foregoing bases, the Closing Sale Price of such security on such date shall be the fair market value as mutually determined by the Company and the holder of this Warrant. If the Company and the holder of this Warrant are unable to agree upon the fair market value of the Common Stock, then such dispute shall be resolved by the term "Market Price" being substituted for the term "Closing Sale Price." All such determinations to be appropriately adjusted for any stock dividend, stock split or other similar transaction during such period.

            (iv)  "Common Stock" means (i) the Company's common stock, par value $.005 per share, and (ii) any capital stock into which such Common Stock shall have been changed or any capital stock resulting from a reclassification of such Common Stock.

            (v)   "Expiration Date" means the date three (3) years from the date of this Warrant or, if such date falls on a Saturday, Sunday or other day on which banks are required or authorized to be closed in the City of Arizona or the State of Arizona or on which trading does not take place on the principal exchange or automated quotation system on which the Common Stock is traded (a "Holiday"), the next date that is not a Holiday.

            (vi)  "Issuance Date" means, with respect to each Warrant, the date of issuance of the applicable Warrant.

            (vii) "Market Price" means, with respect to any security for any date of determination, that price which shall be computed as the arithmetic average of the Closing Bid Prices for such security on each of the five (5) consecutive trading days immediately preceding such date of determination (all such determinations to be appropriately adjusted for any stock dividend, stock split or similar transaction during the pricing period).

            (viii) "Person" means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization and a government or any department or agency thereof.

            (ix)  "Principal Market" means the Over-The-Counter Bulletin Board operated by the NASD.

            (x)   "Securities Act" means the Securities Act of 1933, as amended.

            (xi)  "Warrant" means this Warrant and all warrants issued in exchange, transfer or replacement thereof.

            (xii) "Warrant Exercise Price" shall be $1.50.

            (xiii) Other Definitional Provisions. Except as otherwise specified herein, all references herein (A) to the Company shall be deemed to include the Company's successors and (B) to any applicable law defined or referred to herein, shall be deemed references to such applicable law as the same may have been or may be amended or supplemented from time to time. When used in this Warrant, the words "herein," "hereof," and "hereunder," and words of similar import, shall refer to this Warrant as a whole and not to any provision of this Warrant, and the words "Section," "Schedule," and "Exhibit" shall refer to Sections of, and Schedules and Exhibits to, this Warrant unless otherwise specified. Whenever the context so requires, the neuter gender includes the masculine or feminine, and the singular number includes the plural, and vice versa.

        2.    Exercise of Warrant.

          (a)   Subject to the terms and conditions hereof, this Warrant may be exercised by the holder hereof then registered on the books of the Company, in whole or in part, at any time on any Business Day on or after the opening of business on the date hereof and prior to 11:59 P.M.

2

  Eastern Time on the Expiration Date by (i) delivery of a written notice, in the form of the subscription notice attached as Exhibit A hereto (the "Exercise Notice"), of such holder's election to exercise this Warrant, which notice shall specify the number of Warrant Shares to be purchased; (ii) (A) payment to the Company of an amount equal to the Warrant Exercise Price multiplied by the number of Warrant Shares as to which this Warrant is being exercised (the "Aggregate Exercise Price") in cash, certified or bank funds or wire transfer of immediately available funds or (B) notifying the Company that this Warrant is being exercised pursuant to a Cashless Exercise (as defined in Section 2(e)); and (iii) the surrender of this Warrant (or a Lost Warrant Affidavit in substantially the form annexed hereto as Exhibit C with respect to this Warrant in the case of its loss, theft or destruction) to a common carrier for overnight delivery to the Company; provided, that if such Warrant Shares are to be issued in any name other than that of the registered holder of this Warrant, such issuance shall be deemed a transfer and the provisions of Section 8 shall be applicable. In the event of any exercise of the rights represented by this Warrant in compliance with this Section 2(a), the Company shall on the second Business Day following the date of receipt of the Exercise Notice, the Aggregate Exercise Price (or notice of a Cashless Exercise) and this Warrant (or a Lost Warrant Affidavit in substantially the form annexed hereto as Exhibit C with respect to this Warrant in the case of its loss, theft or destruction) (the "Exercise Delivery Documents"), credit such aggregate number of shares of Common Stock to which the holder (or its designee) shall be entitled to the holder's (or its designee's) balance account with The Depository Trust Company; provided, however, if the holder who submitted the Exercise Notice requested physical delivery of any or all of the Warrant Shares, then the Company shall, on or before the second Business Day following receipt of the Exercise Delivery Documents issue and surrender to a common carrier for overnight delivery to the address specified in the Exercise Notice, a certificate, registered in the name of the holder (or its designee), for the number of shares of Common Stock to which the holder (or its designee) shall be entitled. Upon delivery of the Exercise Notice and Aggregate Exercise Price referred to above or notification to the Company of a Cashless Exercise referred to in Section 2(e), the holder of this Warrant (or its designee) shall be deemed for all corporate purposes to have become the holder of record of the Warrant Shares with respect to which this Warrant has been exercised, irrespective of the date of delivery of this Warrant as required by clause (iii) above or the certificates evidencing such Warrant Shares. In the case of a dispute as to the determination of the Warrant Exercise Price or the Market Price of a security or the arithmetic calculation of the Warrant Shares, the Company shall promptly issue to the holder (or its designee) the number of shares of Common Stock that is not disputed and shall submit the disputed determinations or arithmetic calculations to the holder via facsimile within one Business Day of receipt of the holder's Exercise Notice. If the holder and the Company are unable to agree upon the determination of the Warrant Exercise Price or the Market Price or arithmetic calculation of the Warrant Shares within one day of such disputed determination or arithmetic calculation being submitted to the holder, then the Company shall immediately submit via facsimile (i) the disputed determination of the Warrant Exercise Price or the Market Price to an independent, reputable investment banking firm of nationally recognized standing, mutually acceptable to both the Company and the holder or (ii) the disputed arithmetic calculation of the Warrant Shares to an independent, outside accountant, mutually acceptable to both the Company and the holder. The Company shall cause the investment banking firm or the accountant, as the case may be, to perform the determinations or calculations and notify the Company and the holder of the results no later than forty-eight (48) hours from the time it receives the disputed determinations or calculations. Such investment banking firm's or accountant's determination or calculation, as the case may be, shall be deemed conclusive absent manifest error.

          (b)   Unless the rights represented by this Warrant shall have expired or shall have been fully exercised, the Company shall, as soon as practicable and in no event later than two (2) Business Days after delivery of the Exercise Delivery Documents and at its own expense, issue a new

3

  Warrant identical in all respects to this Warrant exercised except it shall represent rights to purchase the number of Warrant Shares purchasable immediately prior to such exercise under this Warrant exercised, less the number of Warrant Shares with respect to which such Warrant is exercised.

          (c)   No fractional shares of Common Stock are to be issued upon the exercise of this Warrant, but rather the number of shares of Common Stock issued upon exercise of this Warrant shall be rounded up to the nearest whole number.

          (d)   If the Company shall fail for any reason or for no reason to issue to the holder within two (2) Business Days of receipt of the Exercise Delivery Documents, a certificate for the number of shares of Common Stock to which the holder (or its designee) is entitled or to credit the holder's (or designee's) balance account with The Depository Trust Company for such number of shares of Common Stock to which the holder (or its designee) is entitled upon the holder's exercise of this Warrant or a new Warrant for the number of shares of Common Stock to which such holder is entitled pursuant to Section 2(b) hereof, the Company shall, in addition to any other remedies under this Warrant or the Agreement or otherwise available to such holder, including any indemnification under the Agreement, pay as additional damages in cash to such holder on each day the issuance of such Common Stock certificate or new Warrant, as the case may be, is not timely effected, an amount equal to 0.05% of the product of (A) the sum of the number of shares of Common Stock not issued to the holder (or its designee) on a timely basis and to which the holder (or its designee) is entitled and/or, the number of shares represented by the portion of this Warrant which is not being converted, as the case may be, and (B) the average of the Closing Sale Price of the Common Stock for the five (5) consecutive trading days immediately preceding the last possible date which the Company could have issued such Common Stock or Warrant, as the case may be, to the holder without violating this Section 2.

          (e)   If, despite the Company's obligations under the Agreement, the Warrant Shares to be issued are not registered and available for resale pursuant to a registration statement in accordance with the Agreement, then notwithstanding anything contained herein to the contrary, the holder of this Warrant may, at its election exercised in its sole discretion, exercise this Warrant in whole or in part and, in lieu of making the cash payment otherwise contemplated to be made to the Company upon such exercise in payment of the Aggregate Exercise Price, elect instead to receive upon such exercise the "Net Number" of shares of Common Stock determined according to the following formula (a "Cashless Exercise"):

Net Number =	(A × B) - (A × C) B

      For purposes of the foregoing formula:

        A = the total number of shares with respect to which this Warrant is then being exercised.

        B = the Market Price as of the date of the Exercise Notice.

        C = the Warrant Exercise Price then in effect for the applicable Warrant Shares at the time of such exercise.

        3.    (a)    Adjustment for Dividends in Other Stock and Property; Reclassifications.    In case at any time or from time to time the holders of the Common Stock (or any shares of stock or other securities at the time receivable upon the exercise of this Warrant) shall have received, or, on or after the record date fixed for the determination of eligible shareholders, shall have become entitled to receive, without payment therefor,

4

            (1)   other or additional stock or other securities or property (other than cash) by way of dividend,

            (2)   any cash or other property paid or payable out of any source other than retained earnings (determined in accordance with generally accepted accounting principles), or

            (3)   other or additional stock or other securities or property (including cash) by way of stock-split, spin-off, reclassification, combination of shares or similar corporate rearrangement,

  (other than (x) shares of Common Stock or any other stock or securities into which such Common Stock shall have been exchanged, or (y) any other stock or securities convertible into or exchangeable for such Common Stock or such other stock or securities), then and in each such case a holder, upon the exercise hereof as provided in Section 2, shall be entitled to receive the amount of stock and other securities and property (including cash in the cases referred to in clauses (2) and (3) above) which such holder would hold on the date of such exercise if on the Issuance Date such holder had been the holder of record of the number of shares of Common Stock called for on the face of this Warrant, and had thereafter, during the period from the Issuance Date to and including the date of such exercise, retained such shares and/or all other or additional stock and other securities and property (including cash in the cases referred to in clause (2) and (3) above) receivable by it as aforesaid during such period, giving effect to all adjustments called for during such period by Sections 3(a) and 3(b).

          (b)    Adjustment for Reorganization, Consolidation and Merger.    In case of any reorganization of the Company (or any other corporation the stock or other securities of which are at the time receivable on the exercise of this Warrant) or reclassification of its securities after the Issuance Date, or the Company (or any such other corporation) shall consolidate with or merge into another corporation or entity or convey or exchange all or substantially all its assets to another corporation or entity, then and in each such case the holder of this Warrant, upon the exercise hereof as provided in Section 2 at any time after the consummation of such reorganization, reclassification, consolidation, merger, conveyance or exchange, shall be entitled to receive, in lieu of the stock or other securities and property receivable upon the exercise of this Warrant prior to such consummation, the stock or other securities or property to which such holder would have been entitled upon such consummation if such holder had exercised this Warrant immediately prior thereto, all subject to further adjustment as provided in Sections 3(a), (b), (c) and (d); in each such case, the terms of this Warrant shall be applicable to the shares of stock or other securities or property receivable upon the exercise of this Warrant after such consummation.

          (c)    Adjustment for Certain Dividends and Distributions.    If the Company at any time or from time to time makes, or fixes a record date for the determination of holders of Common Stock (or any shares of stock or other securities at the time receivable upon the exercise of this Warrant) entitled to receive, a dividend or other distribution payable in additional shares of (x) Common Stock or any other stock or securities into which such Common Stock shall have been exchanged, or (y) any other stock or securities convertible into or exchangeable for such Common Stock or such other stock or securities, then and in each such event

            (1)   the Warrant Exercise Price then in effect shall be decreased as of the time of the issuance of such additional shares or, in the event such record date is fixed, as of the close of business on such record date, by multiplying the Warrant Exercise Price then in effect by a fraction (A) the numerator of which is the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and (B) the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date as the case may be, plus the number of shares of Common Stock issuable in payment of such dividend or distribution; provided, however, that if

5

    such record date is fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Warrant Exercise Price shall be recomputed accordingly as of the close of business on such record date, and thereafter the Warrant Exercise Price shall be adjusted pursuant to this Section 3(c) as of the time of actual payment of such dividends or distributions; and

            (2)   the number of shares of Common Stock theretofore receivable upon the exercise of this Warrant shall be increased, as of the time of such issuance or, in the event such record date is fixed, as of the close of business on such record date, in inverse proportion to the decrease in the Warrant Exercise Price.

          (d)    Stock Split and Reverse Stock Split.    If the Company at any time or from time to time effects a stock split or subdivision of the outstanding Common Stock, the Warrant Exercise Price then in effect immediately before that stock split or subdivision shall be proportionately decreased and the number of shares of Common Stock theretofore receivable upon the exercise of this Warrant shall be proportionately increased. If the Company at any time or from time to time effects a reverse stock split or combines the outstanding shares of Common Stock into a smaller number of shares, the Warrant Exercise Price then in effect immediately before that reverse stock split or combination shall be proportionately increased and the number of shares of Common Stock theretofore receivable upon the exercise of this Warrant shall be proportionately decreased. Each adjustment under this Section 3(d) shall become effective at the close of business on the date the stock split, subdivision, reverse stock split or combination becomes effective.

          4.    Covenants as to Common Stock.    The Company hereby covenants and agrees as follows:

            (a)   This Warrant is, and any Warrants issued in substitution for or replacement of this Warrant will upon issuance be, duly authorized and validly issued.

            (b)   All Warrant Shares which may be issued upon the exercise of the rights represented by this Warrant will, upon issuance, be validly issued, fully paid and nonassessable and free from all taxes, liens and charges with respect to the issuance thereof.

            (c)   During the period within which the rights represented by this Warrant may be exercised, the Company will at all times have authorized and reserved at least 100% of the number of shares of Common Stock needed to provide for the exercise of the rights then represented by this Warrant and the par value of said shares will at all times be less than or equal to the applicable Warrant Exercise Price.

            (d)   The Company shall secure the listing of the shares of Common Stock issuable upon exercise of this Warrant upon each national securities exchange or automated quotation system, if any, upon which shares of Common Stock are then listed within the time required by such exchange or quotation system's rules and regulations and shall maintain, so long as any other shares of Common Stock shall be so listed, such listing of all shares of Common Stock from time to time issuable upon the exercise of this Warrant; and the Company shall so list on each national securities exchange or automated quotation system within the time required by such exchange or quotation system's rules and regulations, as the case may be, and shall maintain such listing of, any other shares of capital stock of the Company issuable upon the exercise of this Warrant if and so long as any shares of the same class shall be listed on such national securities exchange or automated quotation system.

            (e)   The Company will not, by amendment of its Certificate of Incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities, or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed by it hereunder, but will at all times in good faith assist in the carrying out of all the provisions of this Warrant and in the taking of all

6

    such action as may reasonably be requested by the holder of this Warrant in order to protect the exercise privilege of the holder of this Warrant against dilution or other impairment, consistent with the tenor and purpose of this Warrant. Without limiting the generality of the foregoing, the Company (i) will not increase the par value of any shares of Common Stock receivable upon the exercise of this Warrant above the Warrant Exercise Price then in effect, and (ii) will take all such actions as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and nonassessable shares of Common Stock upon the exercise of this Warrant.

            (f)    This Warrant will be binding upon any entity succeeding to the Company by merger, consolidation or acquisition of all or substantially all of the Company's assets and any such successive mergers, consolidations or acquisitions.

        5.    Taxes.    The Company shall pay any and all taxes which may be payable with respect to the issuance and delivery of Warrant Shares upon exercise of this Warrant; provided, however, that the Company shall not be required to pay any tax that may be payable in respect of any transfer involved in the issue or delivery of Common Stock or other securities or property in a name other than that of the registered holders of this warrant to be converted and such holder shall pay such amount, if any, to cover any applicable transfer or similar tax.

        6.    Warrant Holder Not Deemed a Stockholder.    Except as otherwise specifically provided herein, no holder of this Warrant, solely by virtue of such holding, shall be entitled to vote or receive dividends or be deemed the holder of shares of the Company for any purpose, nor shall anything contained in this Warrant be construed to confer upon the holder hereof, as such, any of the rights of a stockholder of the Company or any right to vote, give or withhold consent to any corporate action (whether a reorganization, issue of stock, reclassification of stock, consolidation, merger, conveyance or otherwise), receive notice of meetings, receive dividends or subscription rights, or otherwise, prior to the issuance to the holder of this Warrant of the Warrant shares which he or she is then entitled to receive upon the due exercise of this Warrant. In addition, nothing contained in this warrant shall be construed as imposing any liabilities on such holder to purchase any securities (upon exercise of this Warrant or otherwise) or as a stockholder of the Company, whether such liabilities are asserted by the Company or by creditors of the Company. Notwithstanding this section 6, the company will provide the holder of this Warrant with copies of the same notices and other information given to the stockholders of the Company generally, contemporaneously with the giving thereof to the stockholders.

        7.    Representations of Holder.    The holder of this Warrant, by the acceptance hereof, represents that it is acquiring this Warrant and the Warrant Shares for its own account for investment only and not with a view towards, or for resale in connection with, the public sale or distribution of this Warrant or the Warrant Shares, except pursuant to sales registered or exempted under the securities act; provided, however, that by making the representations herein, the holder does not agree to hold this Warrant or any of the Warrant Shares for any minimum or other specific term and reserves the right to dispose of this Warrant and the Warrant Shares at any time in accordance with or pursuant to a registration statement or an exemption under the Securities Act.

        8.    Ownership and Transfer.

          (a)   The Company shall maintain at its principal executive offices (or such other office or agency of the Company as it may designate by notice to the holder hereof), a register for this Warrant, in which the Company shall record the name and address of the person in whose name this Warrant has been issued, as well as the name and address of each transferee. The Company may treat the person in whose name any Warrant is registered on the register as the owner and holder thereof for all purposes, but in all events recognizing any transfers made in accordance with the terms of this Warrant.

7

          (b)   This Warrant and the rights granted hereunder shall be assignable by the holder hereof without the consent of the Company.

          (c)   The Company is obligated to register the Warrant Shares for resale under the Securities Act pursuant to the Agreement and any holder of this Warrant (and the assignees thereof) is entitled to the registration rights in respect of the Warrant Shares as set forth in the Agreement.

        9.    Lost, Stolen, Mutilated or Destroyed Warrant.    If this Warrant is lost, stolen, mutilated or destroyed, the Company shall, on receipt of an executed Lost Warrant Affidavit in substantially the form annexed hereto as Exhibit C (or, in the case of a mutilated Warrant, the Warrant), issue a new Warrant of like denomination and tenor as this Warrant so lost, stolen, mutilated or destroyed.

        10.    Notice.    Any notices, consents, waivers or other communications required or permitted to be given under the terms of this Warrant must be in writing and will be deemed to have been delivered: (i) upon receipt, when delivered personally; (ii) upon receipt, when sent by facsimile (provided confirmation of transmission is mechanically or electronically generated and kept on file by the sending party); or (iii) one Business Day after deposit with a nationally recognized overnight delivery service, in each case properly addressed to the party to receive the same. The addresses and facsimile numbers for such communications shall be:

  If to the Company:

  Time America, Inc.
  51 West Third Street
  Suite 310
  Tempe, Arizona 85281
  Telephone: (480) 296-0442
  Facsimile: (480) 967-5444
  Attention: Thomas S. Bednarik, President and Chief Executive Officer

  With copy to:

  Squire, Sanders & Dempsey L.L.P.
  Two Renaissance Square
  40 North Central Avenue
  Suite 2700
  Phoenix, Arizona 85004
  Telephone: (602) 528-4000
  Facsimile: (602) 253-8129
  Attention: Gregory R. Hall, Esq.

If to a holder of this Warrant, to it at the address and facsimile number set forth on the Schedule of Investors to the Agreement, with copies to such holder's representatives as set forth on such Schedule of Investors, or at such other address and facsimile as shall be delivered to the Company by the holder at any time. Each party shall provide five days' prior written notice to the other party of any change in address or facsimile number. Written confirmation of receipt (A) given by the recipient of such notice, consent, waiver or other communication, (B) mechanically or electronically generated by the sender's facsimile machine containing the time, date, recipient facsimile number and an image of the first page of such transmission or (C) provided by a nationally recognized overnight delivery service shall be rebuttable evidence of personal service, receipt by facsimile or receipt from a nationally recognized overnight delivery service in accordance with clause (i), (ii) or (iii) above, respectively.

        11.    Date.    The date of this Warrant is                        , 2004. This Warrant, in all events, shall be wholly void and of no effect after the close of business on the Expiration Date, except that notwithstanding any other provisions hereof, the provisions of Section 7 shall continue in full force and

8

effect after such date as to any Warrant Shares or other securities issued upon the exercise of this Warrant.

        12.    Amendment and Waiver.    Except as otherwise provided herein, the provisions of the Warrants issued pursuant to the Agreement may be amended and the Company may take any action herein prohibited, or omit to perform any act herein required to be performed by it, only if the Company has obtained the written consent of the holder of this Warrant provided that no such action may increase the Warrant Exercise Price of the Warrants, decrease the number of shares or class of stock obtainable upon exercise of any Warrants, or otherwise materially adversely effect the rights of the holder of this Warrant without the written consent of such holder.

        13.    Descriptive Headings; Governing Law; Jurisdiction.    The descriptive headings of the several Sections and paragraphs of this Warrant are inserted for convenience only and do not constitute a part of this Warrant. The corporate laws of the State of Nevada shall govern all issues concerning the relative rights of the Company and its stockholders. All other questions concerning the construction, validity, enforcement and interpretation of this Warrant shall be governed by the internal laws of the State of Arizona, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Arizona, or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of Arizona. Each of the parties hereto irrevocably consents and submits to the nonexclusive jurisdiction of the Supreme Court of the State of Arizona and the United States District Court for the Southern District of Arizona in connection with any proceeding arising out of or relating to this Warrant, waives any objection to venue in the County of Maricopa, State of Arizona, or such District, and agrees that service of any summons, complaint, notice of other process relating to such proceeding may be effected in the manner provided by Section 9 hereof.

TIME AMERICA, INC.
By:

Name:

Title:

9

EXHIBIT A TO WARRANT

SUBSCRIPTION FORM

TO BE EXECUTED BY THE REGISTERED HOLDER TO EXERCISE THIS WARRANT

TIME AMERICA, INC.

The undersigned holder hereby exercises the right to purchase                        of the shares of Common Stock ("Warrant Shares") of Time America, Inc., a Nevada corporation (the "Company"), evidenced by the attached Warrant (the "Warrant"). Capitalized terms used herein and not otherwise defined shall have the respective meanings set forth in the Warrant.

        1.     Form of Warrant Exercise Price. The Holder intends that payment of the Warrant Exercise Price shall be made as:

a "Cash Exercise" with respect to Warrant Shares; and/or
a "Cashless Exercise" with respect to Warrant Shares (to the extent permitted by the terms of the Warrant).

        2.     Payment of Warrant Exercise Price. In the event that the holder has elected a Cash Exercise with respect to some or all of the Warrant Shares to be issued pursuant hereto, the holder shall pay the sum of $                        to the Company in accordance with the terms of the Warrant.

        3.     Delivery of Warrant Shares. The Company shall deliver to the holder                        Warrant Shares in accordance with the terms of the Warrant.

Date:                            ,

Name of Registered Holder
By:
Name: Title:

A-1

EXHIBIT B TO WARRANT

FORM OF WARRANT POWER

        FOR VALUE RECEIVED, the undersigned does hereby assign and transfer to                        , Federal Identification No.                        , a warrant to purchase                         shares of the capital stock of Time America, Inc., a Nevada corporation, represented by warrant certificate no.            , standing in the name of the undersigned on the books of said corporation. The undersigned does hereby irrevocably constitute and appoint                        , attorney to transfer the warrants of said corporation, with full power of substitution in the premises.

Dated:                        ,

By:

Its:

B-1

EXHIBIT C TO WARRANT

FORM OF AFFIDAVIT OF LOSS

STATE OF	)
) ss:
COUNTY OF	)

        The undersigned (hereinafter "Deponent"), being duly sworn, deposes and says that:

        1.     Deponent is an adult whose mailing address is:

        2.     Deponent is the recipient of a Warrant (the "Warrant") from Time America, Inc. (the "Company"), dated                        for the purchase of                        shares of Common Stock, par value $.001 per share, of the Company, at an exercise price of $                        per share.

        3.     The Warrant has been lost, stolen, destroyed or misplaced, under the following circumstances:

        4.     The Warrant was not endorsed.

        5.     Deponent has made a diligent search for the Warrant, and has been unable to find or recover same, and Deponent was the unconditional owner of the Warrant at the time of loss, and is entitled to the full and exclusive possession thereof; that neither the Warrant nor the rights of Deponent therein have, in whole or in part, been assigned, transferred, hypothecated, pledged or otherwise disposed of, in any manner whatsoever, and that no person, firm or corporation other than the Deponent has any right, title, claim, equity or interest in, to, or respecting the Warrant.

        6.     Deponent makes this Affidavit for the purpose of requesting and inducing the Company and its agents to issue a new warrant in substitution for the Warrant.

        7.     If the Warrant should ever come into the hands, custody or power of the Deponent or the Deponent's representatives, agents or assigns, the Deponent will immediately and without consideration surrender the Warrant to the Company, its representatives, agents or assigns, its transfer agents or subscription agents for cancellation.

        8.     The Deponent hereby indemnifies and holds harmless the Company from any claim or demand for payment or reimbursement of any party arising in connection with the subject matter of this Affidavit.

Signed, sealed and dated:

Deponent

Sworn to and subscribed before me this
            day of                        ,

Notary Public

C-1

EXHIBIT INDEX

Exhibit Number	Description	Page Number or Method of Filing
5.1	Opinion re: legality of the securities	*
23.1	Consent of Independent Auditors	*
23.2	Consent of Squire, Sanders & Dempsey L.L.P.	Included in Signature Page
24	Powers of Attorney	Included in Signature Page

*
File herewith

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TABLE OF CONTENTS
WHERE YOU CAN FIND MORE INFORMATION
INCORPORATION OF DOCUMENTS BY REFERENCE
SUMMARY
TIME AMERICA, INC.
RISK FACTORS
THE FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DILUTION
DETERMINATION OF OFFERING PRICE
DESCRIPTION OF SECURITIES
PLAN OF DISTRIBUTION—SALE OF SHARES BY THE COMPANY
PLAN OF DISTRIBUTION—SALE OF SHARES BY THE SELLING SHAREHOLDERS
SELLING SHAREHOLDERS
DIVIDEND POLICY
SELECTED AND SUMMARY CONSOLIDATED FINANCIAL DATA
MARKET FOR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS
COMPANY OVERVIEW
DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES
LEGAL MATTERS
EXPERTS
INFORMATION WITH RESPECT TO THE REGISTRANT
PART II TO FORM S-2 INFORMATION NOT REQUIRED IN THE PROSPECTUS
  ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION
  ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS
  ITEM 16. EXHIBITS
  ITEM 17. UNDERTAKINGS
SIGNATURES
EXHIBIT A FORM OF SUBSCRIPTION AGREEMENT
TIME AMERICA, INC. SUBSCRIPTION AGREEMENT AND POWER OF ATTORNEY
A G R E E M E N T
TYPE OF OWNERSHIP (check one)
SIGNATURE PAGE FOR INDIVIDUAL SUBSCRIBERS
SIGNATURE PAGE FOR COMPANY SUBSCRIBERS
SIGNATURE PAGE FOR TRUST SUBSCRIBERS
SIGNATURE PAGE FOR CORPORATE SUBSCRIBERS
EXHIBIT B FORM OF WARRANT
EXHIBIT A TO WARRANT SUBSCRIPTION FORM
EXHIBIT B TO WARRANT FORM OF WARRANT POWER
EXHIBIT C TO WARRANT FORM OF AFFIDAVIT OF LOSS
EXHIBIT INDEX